SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Individual and consolidated
Quarterly Information Form (ITR) for the quarter
ended March 31, 2017

GOL Linhas Aéreas Inteligentes S.A.

March 31, 2017
with Independent Auditors’ Review Report on their review
of the quarterly information

GOL Linhas Aéreas Inteligentes S.A.

Individual and consolidated quarterly information form (ITR)

March 31, 2017

Contents

Message from Management	01
Report of the statutory audit committee (CAE)	05
Declaration of the officers on the quarterly information form (ITR)	06
Declaration of the officers on the independent auditors’ review report	07
Independent auditors’ report on their review of the quarterly information	08

Individual and consolidated quarterly information form (ITR)

Statements of financial position	10
Statements of income	12
Statements of comprehensive income	13
Statements of changes in equity	14
Statements of cash flows	16
Value added statements	18
Notes to the quarterly information form (ITR)	19

Message from Management

As previously guided, GOL’s load factors in the Brazilian summer remained high.  The Company responded to the weaker environment by continuing to improve customer experience and cutting costs.

In the first quarter of 2017 GOL improved its high service quality and achieved net revenues of R$2.6 billion and continued to rationalize operations.  While reducing the number of seats available for sale by 13%, 1Q17 net revenues were reduced by 2.5%, a result made possible due the rationalization of capacity and optimization of aircraft utilization.

“GOL further consolidated its position as Brazil’s #1 airline.  The dedication and teamwork of GOL’s employees contributed to improved operating results in the first quarter,” commented GOL’s CEO Paulo Kakinoff.  GOL is proud of its status as Brazil’s lowest cost carrier for the 16th consecutive year based on its standardized single fleet generating smaller crew costs, smart spare parts management and best-in-class maintenance, and on lean and productive operations with low exposure to fixed costs.  The Company’s order for new B-737 MAX 8s and investments in technology will strengthen its cost leadership.

The Company strives to provide the best overall flying experience to its passengers. According to ANAC, in March 2017, GOL remained the most on-time Brazilian airline with a 96.8% rate of flights taking off on schedule, or more than 21,000 flights.

The Company’s 1Q17 adjusted operating profit (EBIT) registered R$345.4 million with an operating margin of 13.1%. In 1Q17, GOL increased aircraft utilization rates while maintaining market cost leadership. Passengers transported in 1Q17 decreased 8.3% over 1Q16.  GOL’s load factor increased 2 percentage points to 79.6% due to the maturity of the new network launched in May 2016 that achieved a 13.2% reduction in seats availability in the period. Aircraft utilization was at 10.5 flight hours per day (16.7% increase over 1Q16).  Operating costs per ASK, excluding fuel and non-recurring expenses, decreased approximately 7.6% to 13.02 cents (R$). Fuel costs per available seat kilometer (ASK) decreased 0.8% to 6.12 cents (R$). Cost reductions per ASK were driven by lower aircraft rent expenses due to fleet restructuring. “Our absolute market cost leadership is key to our value proposition and allowed us to provide the best fares and service in the market, even during a challenging industry environment,” added Richard Lark, GOL’s CFO.

In terms of future perspectives, besides maintain high levels of productivity and profitability, short-term results will be driven by the maintenance of capacity discipline.  GOL remains committed to its strategy of profitable growth based on a low cost structure and high quality customer service.  “We are proud that almost 400 million passengers have chosen to fly GOL, and we continue to make every effort to offer our customers the best experience in air travel: new and modern aircraft, frequent flights in major markets, an integrated route system and low fares. All of which is made possible by our dedicated team of employees who are the key to our success,” stated Kakinoff. “By remaining focused on our low-cost business model, while continuing to grow, innovate and provide low fares, we will create value for our customers, employees and shareholders.”

Operating and Financial Indicators

Traffic data – GOL	1Q17	1Q16	% Var.
RPK GOL – Total	9,561	9,497	0.7%
RPK GOL – Domestic	8,507	8,396	1.3%
RPK GOL – International	1,055	1,102	-4.3%
ASK GOL – Total	12,019	12,262	-2.0%
ASK GOL – Domestic	10,690	10,856	-1.5%
ASK GOL – International	1,329	1,406	-5.5%
GOL Load Factor – Total	79.6%	77.5%	2.1 p.p.
GOL Load Factor - Domestic	79.6%	77.3%	2.3 p.p
GOL Load Factor - International	79.4%	78.4%	1.0 p.p
Operating data	1Q17	1Q16	% Var.
Average Fare (R$)	279.7	272.5	2.6%
Revenue Passengers - Pax on board ('000)	8,210	8,949	-8.3%
Aircraft Utilization (flight hours/day)	10.5	9.0	16.7%
Departures	64,100	74,199	-13.6%
Average Stage Length (km)	1,102	978	12.7%
Fuel Consumption (mm liters)	353	373	-5.4%
Full-time Employees (at period end)	15,051	15,798	-4.7%
Average Operating Fleet	111	131	-15.3%
On-time Departures	94.6%	95.1%	-0.5 p.p
Flight Completion	98.8%	88.3%	10.5 p.p
Passenger Complaints (per 1000 pax)	1.4309	2.0333	-29.6%
Lost Baggage (per 1000 pax)	2.17	2.20	-1.4%
Financial data	1Q17	1Q16	% Var.
Net YIELD (R$ cents)	24.02	25.68	-6.5%
Net PRASK (R$ cents)	19.11	19.89	-3.9%
Net RASK (R$ cents)	22.01	22.13	-0.5%
CASK (R$ cents)	19.91	18.53	7.4%
CASK ex-fuel (R$ cents)	13.79	12.36	11.6%
CASK (R$ cents) adjusted4	19.14	20.26	-5.6%
CASK ex-fuel (R$ cents) adjusted4	13.02	14.09	-7.6%
Breakeven Load Factor	71.9%	64.9%	7.0 p.p
Average Exchange Rate [1]	3.1451	3.9022	-19.4%
End of period Exchange Rate [1]	3.1684	3.5589	-11.0%
WTI (avg. per barrel, US$) [2]	51.8	33.6	54.2%
Price per liter Fuel (R$) [3]	2.08	2.03	2.5%
Gulf Coast Jet Fuel (avg. per liter, US$)[2]	0.40	0.26	53.8%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed; 4. Excluding non-recurring results on return of aircraft under finance lease contracts and sale-leaseback transactions; *Certain variation calculations in this report may not match due to rounding.

Domestic market – GOL

      Domestic supply decreased by 2.0% in the quarter when compared to the 1Q16. Domestic demand increased by 0.7% in the 1Q17, resulting in a load factor of 79.6%, an increase of 2.1 p.p. when compared to the 1Q16.

      GOL transported 7.7 million passengers in the domestic market in the quarter, representing a decrease of 8.5%, when compared to the same period in 2016. The Company is the leader in the number of transported passengers in Brazil’s domestic aviation market.

International market - GOL

      GOL’s international supply decreased 5.5% in the quarter, in comparison to 1Q16. International demand showed a decrease of 4.3% between January and March, registering load factor of 79.4%.

      During the quarter, GOL transported 515.4 thousand passengers in the international market, 4.4% less than in 1Q16.

Volume of departures and Total seats - GOL

The total volume of GOL departures was reduced by 13.6% in the first quarter of 2017. The total number of seats available of the market fell 13.2% in the same period.

PRASK, Yield and RASK

      Net PRASK fell by 3.9% in the quarter, net RASK reduced 0.5% from 22.13 cents (R$) to 22.01 cents (R$) and yield decreased by 6.5% in comparison with 1Q16.  It is worth noting the ASK decreased 2.0% in the quarter.

Total fleet

Final	1Q17	1Q16	Var.	4Q16	Var.
Boeing 737-NGs	124	143	-19	130	-6
737-800 NG	96	107	-11	102	-6
737-700 NG	28	36	-8	28	0
By rental type	1Q17	1Q16	Var.	4Q16	Var.
Financial Leasing (737-NG)	31	39	-8	34	-3
Operating Leasing	93	104	-11	96	-3

At the end of March 2017, out of a total of 124 Boeing 737-NG aircraft, GOL was operating 116 aircraft on its routes. Of the eight remaining aircraft, four were in the process of being returned to lessors and four were sub-leased to other another airline.

GOL has 93 aircraft under operating leases and 31 under finance leases. 31 aircraft of the total fleet have a purchase option for when their leasing contracts expire.

The average age of the fleet was 8.4 years at the end of 1Q17. In order to maintain this low average, the Company has 120 firm aircraft acquisition orders with Boeing for fleet renewal by 2027. The next B737 aircraft is expected to be received by the Company in July 2018.

Capex

Capital expenditures for quarter ended March 31, 2017 were R$170.4 million, primarily related to engines capitalization.

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

|        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

Report of the Statutory Audit Committee (CAE)

The GOL LINHAS AÉREAS INTELIGENTES S.A. Statutory Audit Committee, in compliance with its legal and statutory obligations, has reviewed the quarterly information for the quarter ended March 31, 2017. On the basis of the procedures we have undertaken, and taking into account the independent auditors’ review report issued by Ernst & Young Auditores Independentes S.S. and the information and explanations we have received during the quarter, we consider that these documents are fit to be submitted to the consideration of the Board of Directors.

São Paulo, May 9, 2017.

André Béla Jánszky

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

Francis James Leahy Meaney

Member of the Statutory Audit Committee

Declaration of the officers on the quarterly information form (ITR)

In compliance with the provisions of CVM Instruction No. 480/09, the Executive Board declares that it has discussed, reviewed and approved the quarterly information for the quarter ended March 31, 2017.

São Paulo, May 9, 2017.

Paulo Sérgio Kakinoff

Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President and Chief Financial Officer

Declaration of the officers on the independent auditors’ review report

In compliance with the provisions of CVM Instruction No. 480/09, the Executive Board declares that it has discussed, reviewed and approved the conclusions expressed in the independent auditor’s report on their review of the quarterly information for the quarter ended March 31, 2017.

São Paulo, May 9, 2017.

Paulo Sérgio Kakinoff

Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President and Chief Financial Officer

Independent auditors’ report on their review of the quarterly information

(A free translation from the original in Portuguese into English)

Report on the review of interim financial information

To

The Shareholders, Board of Directors and Officers

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended March 31, 2017, which comprises the balance sheet as at March 31, 2017 and the related income statement,  statement of comprehensive income for the quarter,  the statement of changes in equity and statement of cash flows for the three-month period then ended, and a summary of significant accounting practices and other explanatory notes.

Company management is responsible for the preparation of interim individual financial information in accordance with the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 21 (R1) – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of these information in compliance with the rules issued by the Brazilian Securities Commission (“CVM”), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly narrower than an audit conducted in accordance with Brazilian and International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might have be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing came to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34 applicable to the preparation of Quarterly Financial Information, consistently with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the three-month period ended March 31, 2017, prepared under the responsibility of management, the presentation of which in the interim financial information is required by rules issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Financial Information (ITR), and as supplementary information by IFRS, whereby no statement of value added presentation is required. These statements have been subjected to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in accordance with the overall accompanying interim individual and consolidated interim financial information.

São Paulo, May 9, 2017.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Vanessa Martins Bernardi

Accountant CRC-1SP244569/O-3

Statements of financial position

As of March 31, 2017 and December 31, 2016 (In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
	Note	3/31/2017	12/31/2016	3/31/2017	12/31/2016
Assets
Current assets
Cash and cash equivalents	4	199,753	57,378	386,110	562,207
Short-term investments	5	51	49	121,762	431,233
Trade receivables	7	-	-	822,712	760,237
Inventories	8	-	-	188,034	182,588
Recoverable taxes	9.1	6,042	9,289	121,725	27,287
Derivatives	28	-	-	-	3,817
Other credits		2,409	64,770	129,931	113,345
		208,255	131,486	1,770,274	2,080,714

Noncurrent assets
Deposits	10	42,396	38,760	1,188,295	1,188,992
Restricted cash	6	34,032	32,656	186,639	168,769
Recoverable taxes	9.1	21,126	17,286	76,678	72,060
Deferred Taxes	9.2	13,401	13,409	107,541	107,159
Other credits		-	-	2,628	4,713
Related parties	11	1,596,800	1,873,350	-	-
Investments	13	155,462	281,758	17,348	17,222
Property, plant and equipment	15	323,013	323,013	2,993,805	3,025,010
Intangible assets	16	-	-	1,742,002	1,739,716
		2,186,230	2,580,232	6,314,936	6,323,641

Total assets		2,394,485	2,711,718	8,085,210	8,404,355

The accompanying notes are an integral part of the quarterly information.

Statements of financial position

As of March 31, 2017 and December 31, 2016 (In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
	Note	3/31/2017	12/31/2016	3/31/2017	12/31/2016
Liabilities
Current liabilities
Short-term debt	17	219,536	277,219	726,594	835,290
Suppliers		1,316	1,314	1,066,488	1,097,997
Salaries, wages and benefits		309	309	287,495	283,522
Taxes payable	18	311	119	165,676	146,174
Landing fees		-	-	289,273	239,566
Advance ticket sales	19	-	-	940,486	1,185,945
Mileage program	20	-	-	765,211	781,707
Advances from customers		-	-	232,510	16,823
Provisions	21	-	-	31,772	66,502
Derivatives	28	-	-	59,915	89,211
Other current liabilities		1,154	2,252	98,981	106,005
		222,626	281,213	4,664,401	4,848,742
Noncurrent liabilities
Long-term debt	17	2,917,233	2,984,495	5,364,112	5,543,930
Provisions	21	-	-	719,935	723,713
Mileage program	20	-	-	184,385	219,325
Deferred taxes	9.2	-	-	338,020	338,020
Taxes payable	18	-	-	69,464	42,803
Related parties	11	21,220	21,818	-	-
Provision for loss on investment	13	2,701,415	3,074,190	-	-
Other noncurrent liabilities		-	-	31,071	44,573
		5,639,868	6,080,503	6,706,987	6,912,364
Equity (deficit)	22
Capital stock		3,080,110	3,080,110	3,080,110	3,080,110
Share issuance costs		(42,290)	(42,290)	(155,618)	(155,618)
Treasury shares		(13,371)	(13,371)	(13,371)	(13,371)
Capital reserves		91,399	91,399	91,399	91,399
Equity valuation adjustments		(130,151)	(147,229)	(130,151)	(147,229)
Share-based payments	12	114,601	113,918	114,601	113,918
Effects of changes in equity interest		697,100	693,251	697,100	693,251
Accumulated losses		(7,265,407)	(7,425,786)	(7,152,079)	(7,312,458)
Deficit attributable to controlling shareholders		(3,468,009)	(3,649,998)	(3,468,009)	(3,649,998)

Non-controlling interests from Smiles		-	-	181,831	293,247
Total deficit		(3,468,009)	(3,649,998)	(3,286,178)	(3,356,751)

Total liabilities and deficit		2,394,485	2,711,718	8,085,210	8,404,355

The accompanying notes are an integral part of the quarterly information.

Statements of income

Quarters ended March 31, 2017 and 2016

(In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

	Note	Parent Company		Consolidated
		3/31/2017	3/31/2016	3/31/2017	3/31/2016
Net Revenue
Passenger		-	-	2,296,665	2,438,826
Cargo and other		-	-	349,174	274,243
	23	-	-	2,645,839	2,713,069

Cost of services provided	24	-	-	(1,965,838)	(2,098,678)
Gross profit		-	-	680,001	614,391

Operating income (expenses)
Selling expenses	24	-	-	(185,725)	(197,502)
Administrative expenses	24	(3,172)	(2,291)	(239,217)	(188,397)
Other operating income (expenses), net	24	(1,989)	213,205	(1,989)	212,582
		(5,161)	210,914	(426,931)	(173,317)

Equity results	13	171,243	323,773	126	(3,894)

Operating profit before income taxes and financial result		166,082	534,687	253,196	437,180

Financial result	25
Financial income		20,276	22,890	45,718	71,768
Financial expenses		(67,981)	(94,522)	(286,472)	(339,035)
Exchange variation, net		42,010	239,671	141,153	653,477
		(5,695)	168,039	(99,601)	386,210

Income before income and social contribution taxes		160,387	702,726	153,595	823,390

Income and social contribution taxes
Current		-	-	(85,095)	(62,956)
Deferred		(8)	-	164,185	(3,295)
	9	(8)	-	79,090	(66,251)
Net income for the period before non-controlling interests		160,379	702,726	232,685	757,139

Attributable to controlling shareholders		160,379	702,726	160,379	702,726
Attributable to non-controlling interests from Smiles		-	-	72,306	54,413

Basic earnings per common share	14	0.013	0.058	0.013	0.058
Basic earnings per preferred share	14	0.463	2.034	0.463	2.034
Diluted earnings per common share	14	0.013	0.058	0.013	0.058
Diluted earnings per preferred share	14	0.458	2.034	0.458	2.034

The accompanying notes are an integral part of the quarterly information.

Statements of comprehensive income

Quarters ended March 31, 2017 and 2016 (In thousands of Brazilean reais - R$)

	Note	Parent Company		Consolidated
		3/31/2017	3/31/2016	3/31/2017	3/31/2016

Net income for the period		160,379	702,726	232,685	757,139

Other comprehensive income (loss) to be reclassified to profit or loss	28
Cash flow hedges		17,078	(18,266)	17,078	(18,266)
Tax effect		-	6,211	-	6,211
		17,078	(12,055)	17,078	(12,055)

Total comprehensive income for the period		177,457	690,671	249,763	745,084

Comprehensive income attributable to:
Controlling shareholders		177,457	690,671	177,457	690,671
Non-controlling interests from Smiles		-	-	72,306	54,413

The accompanying notes are an integral part of the quarterly information.

Statements of changes in equity - Parent Company

Quarters ended March 31, 2017 and 2016 (In thousands of Brazilean reais - R$)

					Capital reserves		Equity valuation adjustments
	Note	Capital stock	Share inssuance cost	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge gain (losses)	Share-based payments	Effects of changes in equity interest	Accumulated losses	Total
Balances as of January 1, 2016		3,080,110	(41,895)	(22,699)	27,882	70,979	(178,939)	103,126	690,379	(8,275,405)	(4,546,462)
Other comprehensive loss, net		-	-	-	-	-	(12,055)	-	-	-	(12,055)
Stock options		-	-	-	-	-	-	3,378	-	-	3,378
Equity interest dilution effects		-	-	-	-	-	-	-	(362)	-	(362)
Net income for the period		-	-	-	-	-	-	-	-	702,726	702,726
Transfer of restricted shares		-	-	331	-	-	-	(331)	-	-	-
Balances as of March 31, 2016		3,080,110	(41,895)	(22,368)	27,882	70,979	(190,994)	106,173	690,017	(7,572,679)	(3,852,775)

Balances as of January 1, 2017		3,080,110	(42,290)	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,425,786)	(3,649,998)
Other comprehensive income, net		-	-	-	-	-	17,078	-	-	-	17,078
Stock options	22	-	-	-	-	-	-	683	-	-	683
Equity interest dilution effects	13	-	-	-	-	-	-	-	3,849	-	3,849
Net income for the period		-	-	-	-	-	-	-	-	160,379	160,379
Balances as of March 31, 2017		3,080,110	(42,290)	(13,371)	20,420	70,979	(130,151)	114,601	697,100	(7,265,407)	(3,468,009)

The accompanying notes are an integral part of the quarterly information.

Statements of changes in equity - Consolidated

Quarters ended March 31, 2017 and 2016 (In thousands of Brazilian reais - R$)

					Capital reserves		Equity valuation adjustments
	Note	Capital stock	Share inssuance cost	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge gain (losses)	Share-based payments	Effects of changes in equity interest	Accumulated losses	Equity (deficit) attributable to controlling shareholders	Smiles’ non-controlling interests	Total
Balances as of January 1, 2016		3,080,110	(155,223)	(22,699)	27,882	70,979	(178,939)	103,126	690,379	(8,162,077)	(4,546,462)	224,022	(4,322,440)
Other comprehensive loss, net		-	-	-	-	-	(12,055)	-	-	-	(12,055)	-	(12,055)
Capital increase for exercise of stock option in subsidiary		-	-	-	-	-	-	-	-	-	-	1,565	1,565
Stock options		-	-	-	-	-	-	3,378	-	-	3,378	175	3,553
Equity interest dilution effects		-	-	-	-	-	-	-	(362)	-	(362)	(1,592)	(1,954)
Net income for the period		-	-	-	-	-	-	-	-	702,726	702,726	54,413	757,139
Transfer of restricted shares		-	-	331	-	-	-	(331)	-	-	-	-	-
Dividends distributed by Smiles		-	-	-	-	-	-	-	-	-	-	1,808	1,808
Balances as of March 31, 2016		3,080,110	(155,223)	(22,368)	27,882	70,979	(190,994)	106,173	690,017	(7,459,351)	(3,852,775)	280,391	(3,572,384)

Balances as of January 1, 2017		3,080,110	(155,618)	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,312,458)	(3,649,998)	293,247	(3,356,751)
Other comprehensive income, net		-	-	-	-	-	17,078	-	-	-	17,078	-	17,078
Capital increase for exercise of stock option in subsidiary		-	-	-	-	-	-	-	-	-	-	1,932	1,932
Stock options	22	-	-	-	-	-	-	683	-	-	683	76	759
Equity interest dilution effects	13	-	-	-	-	-	-	-	3,849	-	3,849	49	3,898
Net income for the period		-	-	-	-	-	-	-	-	160,379	160,379	72,306	232,685
Dividends distributed by Smiles		-	-	-	-	-	-	-	-	-	-	(185,779)	(185,779)
Balances as of March 31, 2017		3,080,110	(155,618)	(13,371)	20,420	70,979	(130,151)	114,601	697,100	(7,152,079)	(3,468,009)	181,831	(3,286,178)

The accompanying notes are an integral part of the quarterly information.

Statements of cash flows

Quarters ended March 31, 2017 and 2016 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	3/31/2017	3/31/2016	3/31/2017	3/31/2016
Net income for the period	160,379	702,726	232,685	757,139
Adjustments to reconcile net income to net cash
Depreciation and amortization	-	-	106,608	114,765
Allowance for doubtful accounts	-	-	1,818	3,707
Provisions for legal proceedings	-	-	38,567	11,034
Provision (reversal) for inventory obsolescence	-	-	33	(31,104)
Deferred taxes	8	-	(164,185)	3,295
Equity results	(171,243)	(323,773)	(126)	3,894
Share-based payments	-	581	3,324	3,280
Exchange and monetary variations, net	(43,388)	(263,211)	(113,539)	(561,043)
Interest on loans and financial lease	49,346	70,632	143,123	182,513
Unrealized derivative results	-	-	11,664	6,972
Provision for profit sharing	-	-	6,069	3,373
Write-off of property, plant and equipment and intangible assets	-	58,772	4,978	51,944
Adjusted net income	(4,898)	245,727	271,019	549,769
Changes in operating assets and liabilities:
Trade receivables	-	-	(65,366)	(55,509)
Short-term investments	(2)	26,025	105,886	(52,338)
Inventories	-	-	(5,479)	44,898
Deposits	(3,636)	(2,341)	(21,463)	(210,917)
Suppliers	2	(3,831)	11,558	54,615
Advance for ticket sale	-	-	(245,459)	(328,254)
Mileage program	-	-	(51,436)	6,852
Advances from customers	-	-	215,687	204,800
Salaries, wages and benefits	-	18	(2,096)	(35,704)
Landing fees	-	-	49,707	(20,745)
Taxes payable	192	(147)	269,245	61,132
Derivatives	-	-	(20,065)	(5,285)
Provisions	-	-	(69,442)	(16,179)
Other assets (liabilities)	65,151	16,016	(130,817)	(72,491)
Interest paid	(99,211)	(149,477)	(205,345)	(256,612)
Income tax paid	-	-	(59,279)	(44,006)
Net cash generated (used) in operating activities	(42,402)	131,990	46,855	(175,974)
Related parties	244,736	(646,984)	-	-
Short-term investments	-	-	201,644	17,925
Restricted cash	(1,376)	58,071	(19,979)	322,419
Capital increase in subsidiary	(275,000)	-	-	-
Advances for property, plant and equipment acquisition, net	-	233,280	-	206,461
Property, plant and equipment	-	-	(129,463)	(71,940)
Intangible assets	-	-	(13,910)	(7,366)
Dividends received	216,211	-	-	-
Net cash generated (used) in investing activities	184,571	(355,633)	38,292	467,499

Statements of cash flows

Quarters ended March 31, 2017 and 2016 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	3/31/2017	3/31/2016	3/31/2017	3/31/2016
Loan funding	-	-	31,818	969
Loan payments	-	-	(18,908)	(252,243)
Finance lease payments	-	-	(57,319)	(139,810)
Dividends paid to Smiles’ non-controlling interests	-	-	(185,779)	1,808
Capital increase	-	-	-	1,565
Net cash used in financing activities	-	-	(230,188)	(387,711)
Exchange variation on cash in foreign subsidiaries	206	3,812	(31,056)	(9,443)
Net increase (decrease) in cash and cash equivalents	142,375	(219,831)	(176,097)	(105,629)
Cash and cash equivalents at the beginning of the period	57,378	387,323	562,207	1,072,332
Cash and cash equivalents at the end of the period	199,753	167,492	386,110	966,703

Value added statements

Quarters ended March 31, 2017 and 2016 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	3/31/2017	3/31/2016	3/31/2017	3/31/2016
Revenue
Passengers, cargo and other	-	-	2,820,928	2,890,381
Other operating income (expenses)	(1,989)	212,582	8,373	212,582
Allowance for doubtful accounts	-	-	1,260	2,268
	(1,989)	212,582	2,830,561	3,105,231
Inputs acquired from third parties (including ICMS and IPI)
Suppliers of fuel and lubricants	-	-	(748,589)	(773,565)
Material, power, third-party services and other	(2,352)	(619)	(748,580)	(772,862)
Aircraft insurance	-	-	(140)	(8,109)
Sales and marketing	(322)	(188)	(118,873)	(121,445)
Gross value added	(4,663)	211,775	1,214,379	1,429,250

Depreciation and amortization	-	-	(106,608)	(114,766)
Value added produced	(4,663)	211,775	1,107,771	1,314,484

Value added received in transfer
Equity results	171,243	323,773	126	(3,894)
Financial income	71,125	36,872	314,185	873,282
Value added for distribution	237,705	572,420	1,422,082	2,183,872

Distribution of value added:

Salaries	427	827	323,600	342,802
Benefits	-	-	38,668	44,920
F.G.T.S.	-	34	26,829	27,141
Employees	427	861	389,097	414,863

Federal taxes	311	326	126,355	206,704
State taxes	-	-	8,622	8,235
Municipal taxes	-	-	702	616
Tax, charges and contributions	311	326	135,679	215,555

Interest	76,588	(131,493)	408,312	461,731
Rent	-	-	256,274	320,638
Other	-	-	35	13,946
Third-party capital remuneration	76,588	(131,493)	664,621	796,315

Net income for the period	160,379	702,726	160,379	702,726
Income for the period attributable to non-controlling interests from Smiles	-	-	72,306	54,413
Remuneration of own capital	160,379	702,726	232,685	757,139

Value added for distribution	237,705	572,420	1,422,082	2,183,872

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

1.  Operations

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GLAI”) is a publicly-listed company established on March 12, 2004, in accordance with Brazilian corporate legislation. The Company is engaged in controlling its subsidiaries: (i) Gol Linhas Aéreas S.A. (currently “GLA”, formerly “VRG Linhas Aéreas S.A.” prior to the change in the corporate name on September 22, 2016), which essentially explores (a) the regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; and (b) complementary activities of flight transport services provided in its By-laws; and (ii) Smiles S.A., which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) the sale of redemption rights of rewards related to the loyalty program.

Additionally, the Company is the direct parent Company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance Inc. (“Gol Finance”), Gol LuxCo S.A. (“Gol LuxCo”) and Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”), and indirect parent Company of Webjet Participações S.A. (“Webjet”).

The Company’s registered office is at Pça. Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

The Company’s shares are traded on the BM&FBOVESPA and on the New York Stock Exchange (“NYSE”). The Company adopted Level 2 Differentiated Corporate Governance Practices from BM&FBOVESPA and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to the differentiated corporate governance practices.

GLA is highly sensible to the volatility of the U.S. dollar, since approximately 50% of its costs are denominated in U.S. dollar. To overcome the challenges faced throughout 2016, the Company implemented a plan to maintain its liquidity and resume its operating margin. As a result, the Company has been maintaining in safe levels its liquidity and ability to respond effectively to the adverse events caused by the instability of the Brazilian economic scenario.

The Company established and has been executing several initiatives to adjust capacity based on short- and long-term liquidity. The diligent work performed to adjust the fleet size to economic growth and matching seat supply to demand are some of the ongoing initiatives implemented to maintain a high load factor. The Company will maintain a solid strategy by means of liquidity initiatives, such as the adjustment of the route network, initiatives to reduce costs and the adjustment of its debt structure.

It is worth noting that, even in a scenario with an outlook for improvement, the Company does not rule out uncertainties in Brazil’s economic and political scenario that may directly impact the effectiveness of the expected returns.

Management understands that the business plan prepared, presented and approved by the Board of Directors on January 31, 2017, shows strong elements to continue as going concern.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

In 2016, the Company received inquiries from Brazilian tax authorities regarding certain payments to firms owned by politically exposed persons in Brazil. After the beginning of an internal investigation, the Company retained U.S. and Brazilian legal counsel to conduct an external independent investigation to ascertain the facts with regard to these payments and any other identified as irregular, as well to analyze the conformity and effectiveness of the Company’s internal control and compliance programs in accordance with the findings of this investigation.

In December 2016, the Company entered into a leniency agreement with the Brazilian Federal Public Ministry (the “Leniency Agreement”), under which the Company agreed to pay R$12.0 million in fines and to make improvements to its compliance program. In turn, the Federal Public Ministry is obliged not to bring any criminal or civil suits related to activities that are the subject of the Leniency Agreement and that may be characterized as (i) acts of administrative impropriety and related acts involving politically exposed persons or (ii) other possible actions, which at the date of the Leniency Agreement had not been identified by the ongoing investigation (any such actions possibly resulting in an increase in the fines under the Leniency Agreement). In addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities related to the above-mentioned payments. The Company voluntarily informed the U.S. Department of Justice, the SEC and the CVM of the external independent investigation and the Leniency Agreement.

The external independent investigation was concluded in April 2017. It revealed that certain additional irregular payments were made to politically exposed persons. None of the amounts paid were material (individually or in the aggregate) in terms of cash flow, and none of our current employees, representatives or members of our board or management knew of any illegal purpose behind any of the identified transactions or knew of any illicit benefit to the Company arising out of the transactions investigated. The Company will be reporting the conclusions of the investigation to the relevant authorities in due course. These authorities may impose fines and possibly other sanctions on the Company.

During 2016, the Company took steps to strengthen and expand its internal control and compliance program. Among other measures, the Company commenced monitoring its transactions with politically exposed persons, and enhanced its procurement procedures and the procedures for the contracting and execution of services by outside providers. The Company compromises to further improve its internal controls and compliance programs.

2.  Approval and summary of significant accounting policies applied in preparing the quarterly information form (ITR)

This quarterly information form was approved by the Board of Directors and had its publication authorized at a meeting held on May 9, 2017.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

2.1. Statement of compliance

The Company’s individual and consolidated quarterly information for the three-month period ended March 31, 2017, has been prepared in accordance with International Accounting Standards (“IAS”) No. 34, and Accounting Pronouncement No. 21 (R1) (CPC 21), which deals with interim statements, and the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information.

When preparing the quarterly information form, the Company uses the following disclosure criteria: (i) regulatory requirements; (ii) the relevance and specificity of the information on the Company’s operations provided to users; (iii) the information needs of the users of the quarterly information form; and (iv) information from other entities in the same sector, mainly in the international market. Accordingly, Management confirms that all the material information presented in this quarterly information form is being demonstrated and corresponds to the information used by Management in the course of its duties, and is in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information.

2.2. Basis of preparation

This quarterly information was prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value and investments measured using the equity method.

This quarterly information does not include all the information or disclosures required in the annual financial statements, and it should therefore be read in conjunction with the financial statements for the year ended December 31, 2016, which were prepared in accordance with the accounting practices generally accepted in Brazil and the International Financial Reporting Standards (IFRS). There were no changes between December 31, 2016, and March 31, 2017, in the accounting practices adopted.

Except for the subsidiary Gol Dominicana, whose functional currency is the U.S. dollar, the functional currency of all the other group entities is the Brazilian real. The presentation currency of this quarterly information is the Brazilian real.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Consolidation criteria

The consolidated quarterly information comprises Gol Linhas Aéreas Inteligentes S.A. and its direct and indirect subsidiaries and associates, as follows:

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					3/31/2017	12/31/2016
Extensions (*):
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol LuxCo	06/21/2013	Luxembourg	Financial funding	Direct	100.0	100.0
Subsidiaries:
GLA	04/09/2007	Brazil	Flight transportation	Direct	100.0	100.0
Webjet	08/01/2011	Brazil	Flight transportation	Indirect	100.0	100.0
Smiles	06/10/2012	Brazil	Frequent flyer program	Direct	53.7	53.8
Gol Dominicana	02/28/2013	Dominican Republic	Non-operational	Direct	100.0	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight magazine	Indirect	60.0	60.0
Associate:
Netpoints	11/08/2013	Brazil	Frequent flyer program	Indirect	25.4	25.4

(*) These are entities constituted with the specific purpose of pursuing with the Company’s operations or which represent rights and/or obligations established solely to meet the Company’s needs. They have no management bodies and cannot take independent decisions. The assets and liabilities of these companies are consolidated line by line in the Parent Company’s quarterly information.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

2.3. New standards, amendments and interpretations of standards

a)        Issued by the IASB, but not yet in effect on the issue date of this quarterly information and not early adopted by the Company:

IFRS 9 (CPC 48) – Financial instruments:

In July 2014, IASB issued the final version of “IFRS 9 – Financial Instruments”, which reflects all the phases of the financial instrument project and replaces “IAS 39 – Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 will be effective for annual periods beginning on or after January 1, 2018, with early adoption being permitted. The Company intends to adopt the standard on the effective date. This standard must be applied retrospectively; however, it is not mandatory to present comparative data. The adoption of IFRS 9 will affect the classification and measurement of the Company’s financial assets and, based on the instruments in effect until the moment, the Company does not expect significant impacts on the classification and measurement of its financial liabilities.

IFRS 15 (CPC 47) – Revenue from Contracts with Customers

In 2014, the International Accounting Standards Board (IASB) issued standard IFRS15 - Revenue from Contracts with Customers, which will be in effect for fiscal years beginning on or after January 1, 2018. IFRS15 (CPC47 - under public hearing process) presents revenue recognition principles based on a five-step model to be applied to all contracts with customers, in accordance with the entity’s performance requirements. The Company expects to adopt the new standard on the date it becomes effective using the full retrospective method. In 2017, the Company carried out a preliminary assessment of IFRS 15, which is subject to changes due to more detailed analyses that are still in progress. Among the main challenges for the adoption of IFRS 15, the Company believes that the recognition of the following revenues may change compared with the current format:

a) Passenger revenue arising from shared flight agreements: corresponds to agreements where two or more airlines unite to deliver air transportation services. In situations when the Company will work as the principal, revenue will be recognized based on the gross value of the transaction (price of the ticket to the final customer), rather than on the portion that corresponds only to the service provided by the Company.

b) Ancillary revenue: comprises all revenue linked to air transportation services, such as excess baggage, rebooking fees, refunds, among others. These revenues must be assessed and classified as “distinct” or “related to the main service”, and are recognized when incurred. In this regard, the Company does not expect significant changes, since these revenues are already recognized based on their nature, at the moment of recognition of passenger transportation revenue. Accordingly, the recognition of ancillary revenue is already aligned with the new standard.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

c) Recognition of revenue from the loyalty program: considering that the Smiles program works as a separate entity and that the allocation of the fair value corresponds to the amount for which the mile has been sold, the Company does not expect any material impact on the calculation of the transaction price for separate performance obligations.

d) Breakage revenue: comprises the expectation of mileage and tickets that are not likely to be used by the customer. To recognize these revenues, the Company uses analysis tools and statistical data that allow the estimate to be calculated with a reasonable level of certainty. Given the standard’s specific requirements regarding this, the Company does not believe that the implementation of IFRS 15 will cause material impacts.

Although the pronouncement allows for early adoption as of January 1, 2017, the Company will only adopt the new standard as of January 1, 2018. Additionally, the Company will continue assessing the impacts from the adoption of the new standard and will disclose additional impacts as the analyses are concluded.

IFRS 16 – Leases

In January 2016, the IASB issued the final version of “IFRS 16 – Leases”, which establishes the principles for recognizing, measuring and disclosing leases. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019. Internationally, initial adoption is permitted as of January 01, 2018, but in Brazil early adoption of this standard is not permitted by the CVM. IFRS 16 establishes that, for most leases, the lessor will recognize an asset related to the right of use of the identified asset, as well as the liability related to the lease. Since 91 of the Company’s 125 aircraft are leased, the adoption of this standard will have a material impact on the Company, with the potential increase in the assets corresponding to the right of use and liabilities corresponding to leases, which will be recorded in the statements of financial position as of the adoption date.

b) Annual improvements – Applicable to annual periods beginning on or after January 1, 2017:

IFRS 12 – Investments entities

The amendments clarify that the disclosure requirements in IFRS 12 apply to an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale.

IAS 12 – Income taxes

Clarification on the recognition requirements of deferred tax assets for unrealized losses on debt instruments and the method of assessing the existence of probable future taxable income for the realization of the deductible temporary differences.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

IAS 7 – Statement of cash flows

Greater transparency in the disclosure of liabilities arising from financing activities, including changes in cash and non-cash items.

The Company intends to adopt these standards when they become effective, disclosing and recognizing the potential impacts on its interim financial information as they are applied.

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the result or equity disclosed by the Company.

3.  Seasonality

The Company expects revenues and operating profit or loss from its flights to be at their highest levels in the summer and winter months of January and July, respectively, and during the year-end holiday period in the last fortnight of December. Given the high proportion of fixed costs, this seasonality tends to drive variations in operating profits or losses across fiscal-year quarters.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

4.  Cash and cash equivalents

	Parent Company		Consolidated
	3/31/2017	12/31/2016	3/31/2017	12/31/2016
Cash and bank deposits	193,971	17,978	313,822	246,528
Cash equivalents	5,782	39,400	72,288	315,679
	199,753	57,378	386,110	562,207

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	3/31/2017	12/31/2016	3/31/2017	12/31/2016
Private bonds	300	31,267	37,527	45,882
Investment funds	5,482	8,133	34,761	269,797
	5,782	39,400	72,288	315,679

As of March 31, 2017, the private securities were mainly comprised by private bonds (Bank Deposit Certificates - “CDBs”) and repos, yielding an average 86% (52% as of December 31, 2016) of the CDI rate.

Investment funds classified as cash equivalents have high liquidity and are readily convertible to a known amount of cash with insignificant risk of change in value. As of March 31, 2017, investment funds had an average yield of 93% (91% as of December 31, 2016) of the CDI rate.

5.  Short-term investments

	Parent Company		Consolidated
	3/31/2017	12/31/2016	3/31/2017	12/31/2016
Private bonds	-	-	2	77,080
Government bonds	-	-	7,436	41,104
Investment funds	51	49	114,324	313,049
	51	49	121,762	431,233

As of March 31, 2017, the private bonds were mainly represented by short-term investments with first-rate financial institutions, remunerated at a weighted average rate of 37% (38% as of December 31, 2016) of the CDI rate.

Government bonds are primarily represented by LFT, LTN and NTN, yielding a weighted average of 100% (102% as of December 31, 2016) of the CDI rate.

Investment funds include private funds and bonds remunerated at a weighted average rate of 105% (101% as of December 31, 2016) of the CDI rate and whose value may be subject to significant changes.

6.  Restricted cash

	Parent Company		Consolidated
	3/31/2017	12/31/2016	3/31/2017	12/31/2016
Deposits in guarantee of letter of credit	2,132	2,114	15,854	15,721
Escrow deposits (a)	30,228	29,360	69,335	67,345
Escrow deposits - Leases (b)		-	90,321	78,015
Other restricted deposits	1,672	1,182	11,129	7,688
	34,032	32,656	186,639	168,769

(a)    The amount of R$30,228 (parent company and consolidated) related to a contractual guarantee for Supreme Court of Justice (STJ) related to PIS and COFINS on interest attributable to shareholders’ equity paid to GLAI as described in Note 21. The other amounts relate to guarantees of GLA letters of credit.
(b)    Related to deposits made to obtain letters of credit for aircraft operating leases from GLA.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

7.  Trade Receivables

	Consolidated
	3/31/2017	12/31/2016
Local currency:
Credit card administrators	385,422	345,798
Travel agencies	316,702	228,089
Cargo agencies	33,808	41,926
Airline partner companies	4,274	4,153
Other	44,758	66,774
	784,964	686,740
Foreign currency:
Credit card administrators	50,763	49,104
Travel agencies	5,520	16,323
Cargo agencies	1,395	2,215
Airline partner companies	15,901	31,200
Other	-	8,837
	73,579	107,679
	858,543	794,419
Allowance for doubtful accounts	(35,831)	(34,182)
	822,712	760,237

  The aging list of trade receivables, net of allowance for doubtful accounts, is as follows:

	Consolidated
	3/31/2017	12/31/2016
Not yet due	743,968	664,317
Overdue until 30 days	22,443	19,117
Overdue 31 to 60 days	13,318	5,623
Overdue 61 to 90 days	1,240	10,915
Overdue 91 to 180 days	6,012	22,648
Overdue 181 to 360 days	15,476	20,609
Overdue above 360 days	20,255	17,008
	822,712	760,237

The changes in allowance for doubtful accounts are as follows:

	Consolidated
	3/31/2017	12/31/2016
Balance at the beginning of the period	(34,182)	(50,389)
Additions	(1,818)	(9,806)
Write-off of unrecoverable amounts	1,086	16,250
Recoveries	(917)	9,763
Balance at the end of the period	(35,831)	(34,182)

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

8.  Inventories

	Consolidated
	3/31/2017	12/31/2016
Consumables	28,241	27,281
Parts and maintenance materials	165,382	160,884
Other	6,888	6,867
Provision for obsolescence	(12,477)	(12,444)
	188,034	182,588

The changes in provision for inventory obsolescence are as follows:

	Consolidated
	3/31/2017	12/31/2016
Balances at the beginning of the period	(12,444)	(12,444)
Additions	(33)	-
Balances at the end of the period	(12,477)	(12,444)

9.  Deferred and recoverable taxes

9.1.         Recoverable taxes

	Parent Company		Consolidated
	3/31/2017	12/31/2016	3/31/2017	12/31/2016
Prepaid and recoverable income and social contribution taxes	26,940	24,377	162,199	51,215
Withholding income tax (IRRF)	228	2,198	1,352	9,601
PIS and COFINS	-	-	16,722	16,908
Withholding tax of public institutions	-	-	4,383	8,130
Recoverable value added tax - IVA	-	-	10,783	12,044
Other	-	-	2,964	1,449
Total	27,168	26,575	198,403	99,347

Current	6,042	9,289	121,725	27,287
Noncurrent	21,126	17,286	76,678	72,060

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

9.2.         Deferred tax assets (liabilities) – Long term

	GLAI		GLA		Smiles		Consolidated
	3/31/2017	12/31/2016	3/31/2017	12/31/2016	3/31/2017	12/31/2016	3/31/2017	12/31/2016
Income tax losses	9,149	9,149	-	-	-	-	9,149	9,149
Negative basis of social contribution	3,294	3,294	-	-	-	-	3,294	3,294
Temporary differences:
Mileage program	-	-	1	9	-	-	1	9
Allowance for doubtful accounts and other credits	-	-	14,324	13,697	115	126	14,439	13,823
Provision for losses on GLA’s acquisition	-	-	143,350	143,350	-	-	143,350	143,350
Provision for legal proceedings and tax liabilities	958	966	18,019	16,352	128	169	19,105	17,487
Aircraft return	-	-	31,367	32,515	-	-	31,367	32,515
Derivative transactions	-		3,771	1,635	-		3,771	1,635
Tax benefit due to goodwill incorporation (a)	-	-	-	-	25,530	29,177	25,530	29,177
Flight rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Depreciation of engines and parts for aircraft maintenance	-	-	(146,626)	(148,581)	-	-	(146,626)	(148,581)
Reversal of goodwill amortization on GLA’s acquisition	-	-	(127,659)	(127,659)	-	-	(127,659)	(127,659)
Aircraft leases	-	-	23,792	30,589	-	-	23,792	30,589
Other (b)	-	-	54,867	53,299	39,616	33,193	123,234	117,577
Total deferred income and social contribution taxes - Noncurrent	13,401	13,409	(338,020)	(338,020)	65,389	62,665	(230,479)	(230,861)

(a)     Related to the tax benefit from the reverse merger of G.A. Smiles Participações S.A. by Smiles. Under the terms of the current tax legislation, goodwill arising from the transaction will be a deductible expense when calculating income and social contribution taxes.

(b)    The R$28,751 portion of taxes on unrealized profits from transactions between GLA and Smiles is recognized directly in Consolidated (R$31,085 as of December 31, 2016).

The Company and its directly held subsidiary GLA and indirectly held subsidiary Webjet show income tax losses and negative basis of social contribution on taxable income to be offset against 30% of annual taxable income, with no prescription period, in the following amounts:

	Parent Company (GLAI)		Directly held subsidiary (GLA)		Indirectly held subsidiary (Webjet)
	3/31/2017	12/31/2016	3/31/2017	12/31/2016	3/31/2017	12/31/2016
Income tax losses	195,552	190,125	3,765,565	3,971,845	868,708	867,403
Negative basis of social contribution	195,552	190,125	3,765,565	3,971,845	868,708	867,403

The Company’s Management considers that the deferred assets and liabilities recognized as of March 31, 2017 arising from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The analysis of the realization of deferred tax assets was prepared on a company basis, as follows:

GLAI: the Company has tax credits of R$67,447, of which R$66,488 is related to tax losses and negative base for social contribution and R$959 is related to temporary differences, with realization supported by the long-term plan of the Company. The Company assessed the projections of results and did not recognize the amount of R$54,046 related to credits on tax losses and negative base for social contribution.

GLA: GLA has tax credits arising from tax losses and negative basis of social contribution in the amount of R$1,280,292. However, in view of recent events on the political scenario in Brazil, instability of the economic environment, constant fluctuations in the U.S. dollar exchange rate and other variables that significantly affect the projections of future results, as well as the history of losses in recent years, GLA did not recognize tax credits arising from tax losses and negative basis of social contribution in their entirety. On March 10, 2017, the Company adhered to the Tax Regularization Program (PRT), which allowed the partial settlement of taxes by means of tax loss carryforwards, as per Note 18. As a result, the Company used tax credits in the amount of R$163,803. Additionally, the Company analyzed the realization of deferred tax assets on temporary differences and limited the recognition based on the expected realization of deferred tax liabilities on temporary differences and the Company did not recognize the net amount of R$508,885 of deferred income and social contribution taxes on temporary difference.

Smiles: Smiles does not have tax losses and negative calculation base for social contribution. Therefore, the deferred tax credit is composed only by temporary differences which, according to the history and projections of taxable results, have an expectation of realization.

Webjet: the forecast did not present sufficient taxable income to be realized over future periods and, as a result, tax credits of R$295,361 have not been recorded.

The reconciliation of effective income tax rates and social contribution charges for the period ended March 31, 2017 is as follows:

	Parent Company		Consolidated
	3/31/2017	3/31/2016	3/31/2017	3/31/2016
Income before income and social contribution taxes	160,387	702,726	153,595	823,390
Combined tax rate	34%	34%	34%	34%
Income and social contribution tax credits at the combined tax rate	(54,532)	(238,927)	(52,222)	(279,953)
Adjustments to calculate the effective tax rate:
Equity results	58,223	110,083	43	(1,324)
Tax Income (losses) from wholly-owned subsidiaries	(17,941)	34,756	(17,941)	34,756
Income tax on permanent differences and others		-	(30)	(142)
Nontaxable revenues (nondeductible expenses), net	(60)	(296)	33,744	37,955
Interest on equity		-		-
Exchange variation on foreign investments	16,147	98,885	18,233	100,480
Use of tax credits in non-recurring installment payments (*)	-	-	163,803	-
Tax benefit on tax losses and temporary differences not constituted	(1,845)	(4,501)	(66,540)	41,977
Income and social contribution tax expenses	(8)	-	79,090	(66,251)

Current income and social contribution taxes	-	-	(85,095)	(62,956)
Deferred income and social contribution taxes	(8)	-	164,185	(3,295)
	(8)	-	79,090	(66,251)

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

(*) This amount was used to reduce 76% of the tax debt, after GLA adhered to the Tax Regularization Program (PRT), as per Note 18.

10.Deposits

	Parent Company		Consolidated
	3/31/2017	12/31/2016	3/31/2017	12/31/2016
Judicial deposits (a)	42,396	38,760	444,939	432,182
Maintenance deposits (b)	-	-	589,619	584,149
Deposits in guarantee for lease agreements (c)	-	-	153,737	172,661
	42,396	38,760	1,188,295	1,188,992

(a)    Judicial deposits

Judicial deposits and blocked escrows represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the judicial deposits is related to civil and labor claims arising from the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of March 31, 2017, the blocked amounts regarding Varig’s succession lawsuit and third-party lawsuits were R$103,876 and R$78,843, respectively (R$101,352 and R$77,695 as of December 31, 2016, respectively).

(b)   Maintenance deposits

The Company made deposits in U.S. dollars for maintenance of aircraft and engines that will be used in future events as set forth in some lease contracts.

The maintenance deposits do not exempt the Company, as lessee, neither from the contractual obligations relating to maintenance nor from risk associated with maintenance activities. The Company holds the right to select any of the maintenance service providers or to perform such services internally.

The Company has two categories of maintenance deposits:

i. Maintenance guarantee: refers to individual deposits refunded at the end of the agreement, which may also be used in maintenance events, depending on negotiations with lessors. The balance as of March 31, 2017 was R$326,648 (R$336,318 as of December 31, 2016).

ii. Maintenance reserve: refers to amounts paid monthly based on the use of the parts, which can be used in maintenance events, pursuant to the agreement. As of March 31, 2017, the balance of these reserves was R$262,971 (R$247,831 as of December 31, 2016).

(c)    Deposits in guarantee for lease agreements

As required by its lease agreements, the Company holds guarantee deposits in U.S. dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

11. Transactions with related parties

11.1.            Loan agreements - noncurrent assets and liabilities

Parent Company

       The Company's asset and liability inter-company accounts with GLA have no sureties or guarantees, as shown in the table below:

	Assets		Liabilities
	3/31/2017	12/31/2016	3/31/2017	12/31/2016
GLAI - GLA	41,454	37,855	-	-
GAC - GLA	63,749	281,630	20,892	21,490
Gol LuxCo - GLA	1,491,597	1,553,865	328	328
	1,596,800	1,873,350	21,220	21,818

Additionally, the Parent company has inter-company accounts involving Gol LuxCo, Finance and GAC, as shown below:

	Assets		Liabilities
	3/31/2017	12/31/2016	3/31/2017	12/31/2016
GAC - GLAI	-	-	119,867	123,298
GAC - Gol Finance	30,877	-	897,437	1,096,749
Gol LuxCo - GAC	411,838	437,559	-	-
Gol LuxCo - GLAI	-	-	23,675	23,675
Gol LuxCo - Gol Finance	808,681	863,596	694,565	734,848
	1,251,396	1,301,155	1,735,544	1,978,570

These transactions are eliminated in the Parent company's accounts since they took place in offshore entities considered extensions of the Company's own operations.

11.2.            Transportation and consulting services

All agreements related to transportation and consulting services were entered into by GLA; the companies with which those agreements were entered into are listed below, together with the object of the agreements and their main contractual conditions:

Breda Transportes e Serviços S.A.: provides airport shuttle services for passengers, luggage and employees. Pursuant to the agreement, prices may be adjusted at 12-month intervals to hold for the same period through an amendment to be signed by the parties, monetarily restated annually based on the IGPM fluctuation (General Market Price Index from Getulio Vargas Foundation). The agreement expires on July 1, 2017.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Expresso União Ltda.: provides transportation to employees, and the agreement expires on April 2, 2018.

Pax Participações S.A.: provides consulting and advisory services, and the agreement expires on April 30, 2017.

Aller Participações: provides consulting and advisory services, and the agreement has no expiration date.

Limmat Participações S.A.: provides consulting and advisory services, and the agreement has no expiration date.

As of March 31, 2017, the GLA subsidiary recognized a total expense related to these services in the amount of R$3,261 (R$4,284 as of March 31, 2016). On the same date, the balance payable to the 'related companies - suppliers' line item was R$830 (R$800 as of December 31, 2016), and was mainly related to services provided by Breda Transportes e Serviços S.A.

11.3.            Agreements to open UATP (“Universal Air Transportation Plan") account with credit limit granted

In September 2011, GLA entered into agreements with the related parties Pássaro Azul Taxi Aéreo Ltda., Empresa de Ônibus Pássaro Marrom S/A., Viação Piracicabana Ltda., Thurgau Participações S.A., Comporte Participações S.A., Quality Bus Comércio De Veículos Ltda., Empresa Princesa Do Norte S.A., Expresso União Ltda., Breda Transporte e Serviços S.A., Oeste Sul Empreendimentos Imobiliários S.A. Spe., Empresa Cruz De Transportes Ltda., Expresso Maringá do Vale S.A., Glarus Serviços Tecnologia e Participações S.A., Expresso Itamarati S.A., Transporte Coletivo Cidade Canção Ltda., Limmat Participações S.A., Turb Transporte Urbano S.A. and Vaud Participações, all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between participating companies.

11.4.            Financing contract for engine maintenance

On 2010, GLA signed an agreement for engine maintenance services provided by Delta Air Lines. The agreement was renewed on December 22, 2016, maturing in December 31, 2020. During the quarter ended March 31, 2017, expenses incurred for engine maintenance services provided by Delta Air Lines amounted to R$75,357 (R$46,174 as of March 31, 2016).

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

11.5.           Term loan guarantee

On August 31, 2015, through its Gol LuxCo subsidiary, the Company issued a term loan in the amount of US$300,000 through Morgan Stanley, with a term of 5 years and effective interest rate of 6.7% p.a. The Company had an additional backstop guarantee from Delta Air Lines.  For further information, see Note 17.

On January 31, 2017, GLA entered into a Loan Agreement with Delta Air Lines Inc., (“Delta”), in the amount of US$50,000, maturing on December 31, 2020, with a repayment obligation by the Company, GLA and Gol LuxCo, pursuant to the repayment agreement entered into on August 19, 2015, with guarantee granted by the Company to GAC.

11.6.            Strategic business partnership

On February 19, 2014, the Company signed a strategic partnership agreement for long-term business cooperation with Air France-KLM with the purpose of improving sales activities and expanding flight and benefits sharing through mileage programs between companies for the customers in the Brazilian and European markets.

The agreement provides for the incentive investment in the Company in the amount of R$112,152, fully paid to the Company. The agreement will mature within 5 years and the installments will be amortized on a monthly basis. As of March 31, 2017, the Company has deferred revenues in the amount of R$22,430 and R$20,561 recorded under "Other liabilities" in the current and noncurrent liabilities, respectively (R$22,430 and R$26,169 as of December 31, 2016, in the current and noncurrent liabilities, respectively).

On January 1, 2017, the Company entered into an agreement to extend the strategic partnership with Airfrance-KLM, for the purpose of engine maintenance and repair services. As of March 31, 2017, there were no transactions made in connection with this agreement.

11.7.           Remuneration of key management personnel

	Consolidated
	3/31/2017	3/31/2016
Salaries and benefits (*)	10,938	8,190
Related taxes and charges	1,074	934
Share-based payments	2,364	3,450
	14,376	12,574

(*) Includes the Board of Directors’ and Audit Committee’s compensation.

As of March 31, 2017 and December 31, 2016, the Company had no post-employment benefit policy, and there were no severance benefits or other long-term benefits for employees. One-off benefits may be granted to key executive officers, limited to a short-term period.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

12.Share-based payments

The Company has two share-based payment plans offered to its management personnel: the Stock Option Plan and the Restricted Shares Plan. Both plans stimulate and promote the alignment of the Company’s goals with management and employees, mitigate risks for the Company’s value added resulting from the loss of executives and strengthen the productivity and commitment of these executives to long-term results.

GLAI

a)     Stock options plan

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options become vested 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. In all option plans, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the BM&FBOVESPA.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Stock options plan
Option year	Date of Board Meeting	Total options granted	Number of options outstanding	Average exercise price (in Reais)	Average fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2008	12/20/2007	190,296	29,066	45.46	29.27	40.95%	0.86%	11.18%	0.6
2009 (a)	02/04/2009	1,142,473	149,000	10.52	8.53	76.91%	-	12.66%	1.7
2010 (b)	02/02/2010	2,774,640	832,836	20.65	16.81	77.95%	2.73%	8.65%	2.7
2011	12/20/2010	2,722,444	739,062	27.83	16.07 (c)	44.55%	0.47%	10.25%	3.6
2012	10/19/2012	778,912	430,272	12.81	5.32 (d)	52.25%	2.26%	9.00%	5.5
2013	05/13/2013	802,296	460,247	12.76	6.54 (e)	46.91%	2.00%	7.50%	6.1
2014	08/12/2014	653,130	432,846	11.31	7.98 (f)	52.66%	3.27%	11.00%	7.3
2015	08/11/2015	1,930,844	1,450,939	9.35	3.37 (g)	55.57%	5.06%	13.25%	8.3
2016	06/30/2016	5,742,732	4,467,787	2.62	1.24 (h)	98.20%	6.59%	14.25%	9.2
		16,737,767	8,992,055	9.14					7.4

a)    In April 2010, an additional grant of 216,673 shares referring to the 2009 plan was approved.

b)    In April 2010, an additional grant of 101,894 shares referring to the 2010 plan was approved.

c)    The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

d)    The fair value is calculated by the average value from R$6.04 R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

e)    The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and December 31, 2016).

f)     The fair value is calculated by the average value from R$8.20 R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

g)    The fair value is calculated by the average value from R$3.60, R$3.30 and R$3.19 for the respective periods of vesting (2015, 2016 and 2017).

h)    On July 27, 2016, an additional grant of 900,000 shares referring to the 2016 plan was approved. The fair value was calculated by the average value from R$1.29, R$1.21 and R$1.22 for the respective periods of vesting (2017, 2018 and 2019).

There were no changes in stock options in the quarter ended March 31, 2017.

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2016	8,992,055	9.14
Options outstanding as of March 31, 2017	8,992,055	9.14

Number of options exercisable as of:
December 31, 2016	6,214,124	13.66
March 31, 2017	6,908,376	12.67

b)    Restricted share plan

The Company’s restricted share plan was approved at the Extraordinary Shareholders’ Meeting of October 19, 2012, and the first grants were approved at the Board of Directors’ Meeting of November 13, 2012.

Restricted share plan
Option year	Date of Board Meeting	Total shares granted	Vested shares	Average fair value at grant date (in Reais)
2014	08/13/2014	804,073	504,775	11.31
2015	04/30/2015	1,207,037	910,174	9.35
2016	06/30/2016	4,007,081	3,194,307	2.62
		6,018,191	4,609,256

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

There were no changes in restricted shares in the quarter ended March 31, 2017.

Total restricted shares
Vested shares as of December 31, 2016	4,609,256
Vested shares as of March 31, 2017	4,609,256

Smiles

Stock options plan

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options become vested 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. In all option plans, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the BM&FBOVESPA.

	Stock options plan
Option year	Date of Board Meeting	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Average fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2013	08/08/2013	1,058,043	54,003	21.70	4.25 (a)	36.35%	6.96%	7.40%	6.3
2014	02/04/2014	1,150,000	199,050	31.28	4.90 (b)	33.25%	10.67%	9.90%	6.8
		2,208,043	253,053

(a)   Average fair value in Brazilian reais calculated for the stock options was R$4.84 and R$4.20 for the vesting periods in 2013 and 2014, and R$3.73 for the vesting periods from 2015 to 2016.

(b)   Average fair value In Brazilian reais calculated for the stock options was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the respective periods of vesting from 2014 to 2018.

Changes in stock options in the quarter ended March 31, 2017:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2016	483,053	30.21
Options exercised	(230,000)	16.45
Options outstanding as of March 31, 2017	253,053	30.49

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

In the quarter ended March 31, 2017, the Company recorded in equity share-based payments in the amount of R$683 (R$3,378 in the quarter ended March 31, 2016) for the above-mentioned plans, with a counter entry in profit or loss under personnel costs.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

13.Investments

Investments in the GAC, Gol Finance and Gol LuxCo offshore subsidiaries were essentially seen as an extension of the Company and summed line by line with the GLAI parent company. Therefore, only Smiles and GLA are treated as investments in the GLAI parent company.

The balance of investments in the consolidated figures reflects the 25.4% share of the capital of Netpoints Fidelidade S.A. held by the Smiles subsidiary, together with the investment in SCP Trip held by the GLA subsidiary, both recognized under the equity method.

Investments for the quarter ended March 31, 2017:

	Parent Company		Consolidated
	GLA	Smiles	Trip	Netpoints
Relevant information of the subsidiaries as of March 31, 2017
Total number of shares	5,085,725,049	123,836,952	-	130,492,408
Capital stock	4,377,670	185,606	1,318	75,351
Interest	100.0%	53.7%	60.0%	25.4%
Total equity	(2,701,415)	393,103	3,608	(17,242)
Unrealized accumulated profits (a)	-	(55,810)	-	-
Goodwill on investments	-	-	-	15,184
Adjusted equity (b)	(2,701,415)	155,462	2,164	-
Net income (loss) for the period	82,686	156,330	211	(2,432)
Unrealized profits in the period (a)	-	4,533	-	-
Adjusted net income for the period	82,686	88,557	126	-

	Parent Company			Consolidated
	GLA	Smiles	Total	Trip	Netpoints	Total
Balances as of December 31, 2016	(3,074,190)	281,758	(2,792,432)	2,038	15,184	17,222
Equity results	82,686	88,557	171,243	126	-	126
Unrealized gains (losses) on hedges	17,078	-	17,078	-	-	-
Equity interest dilution effects	-	1,358	1,358	-	-	-
Capital increase	275,000	-	275,000	-	-	-
Dividends and interest on equity	-	(216,211)	(216,211)	-	-	-
Amortization of losses on sale-leaseback transactions (c)	(1,989)	-	(1,989)	-	-	-
Balances as of March 31, 2017	(2,701,415)	155,462	(2,545,953)	2,164	15,184	17,348

(a)   Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of consolidated statements are only accrued when program members are actually transported by GLA.

(b)   Adjusted shareholders' equity corresponds to the percentage of total shareholders' equity net of unrealized profits.

(c)   The subsidiary GAC has a net balance of deferred losses and gains on sale-leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary GLA. Accordingly, the net balance to be deferred is essentially part of the net investment of the Parent Company in GLA. The net balance to be deferred in the quarter ended March 31, 2017 was R$7,970 (R$9,959 in the year ended December 31, 2016). For further information, see Note 27.2.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

14.Earnings per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Preferred shares hold economic power and the right to 35 times more dividends than common shares. The Company believes that the economic power of preferred shares is more than that of common shares. As a result, income for the year attributable to controlling shareholders is allocated in proportion to their interest in the total common and preferred shares.

Basic earnings per share are calculated by dividing the period's net income attributable to controlling shareholders by the weighted average number of all classes of shares outstanding during the year.

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. The Company has only one category of potentially dilutive shares, namely stock options, as described in Note 12. In the quarter ended March 31, 2017, only the exercise prices of the stock options plan granted in 2016 were lower than the accumulated market average (in the money); therefore, the plan has a dilutive effect. The other plans have no dilutive effect and were not included in the total number of outstanding shares, as their exercise prices were higher than the accumulated market average (out of money).

	Parent Company and Consolidated
	3/31/2017		3/31/2016
	Common	Preferred	Common	Preferred
Numerator
Net income for the period attributable to controlling shareholders	66,615	93,764	292,437	410,289

Denominator
Weighted average number of outstanding shares (in thousands) (*)	5,035,037	202,490	5,035,037	201,887
Dilutive securities effect	-	2,089	-	-
Adjusted weighted average number of outstanding shares and diluted conversions summarized (in thousands) (*)	5,035,037	204,579	5,035,037	201,887

Basic earnings per share	0.013	0.463	0.058	2.034
Diluted earnings per share	0.013	0.458	0.058	2.034

(*) The weighted average considers the split of one common share for 35 common shares approved at the Extraordinary Shareholders’ Meeting held on March 23, 2015. The earnings per share presented herein reflects the economic rights of each class of shares.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

15.Property, plant and equipment

Parent Company

On March 31, 2017 and December 31, 2016, the Company did not have balances of advances for the acquisition of aircraft related to contract renegotiations carried out throughout 2016, due to the change in the aircraft delivery schedule. In addition, the residual value of the ownership rights on the aircraft totaled R$323,013 as of March 31, 2017 (R$323,013 as of December 31, 2016), both realized by the GAC subsidiary.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Consolidated

	3/31/2017				12/31/2016
	Weighted annual	Cost	Accumulated depreciation	Net amount	Net amount
	depreciation rate
Flight equipment:
Aircraft held under finance leases	5.9%	2,033,800	(641,221)	1,392,579	1,411,932
Sets of replacement parts and spare engines	17.6%	1,278,758	(469,365)	809,393	804,974
Aircraft reconfigurations/overhauling	33.6%	1,411,198	(776,246)	634,952	615,812
Aircraft and safety equipment	20%	877	(430)	447	467
Tools	10%	31,952	(16,814)	15,138	14,617
		4,756,585	(1,904,076)	2,852,509	2,847,802

Impairment losses (*)	-	(29,101)	-	(29,101)	(30,726)
		4,727,484	(1,904,076)	2,823,408	2,817,076

Property, plant and equipment in use:
Vehicles	20%	11,198	(9,672)	1,526	1,660
Machinery and equipment	10%	57,823	(36,415)	21,408	22,343
Furniture and fixtures	10%	27,094	(16,742)	10,352	10,061
Computers and peripherals	20%	41,841	(34,483)	7,358	7,401
Communication equipment	10%	2,656	(1,880)	776	823
Facilities	10%	1,543	(1,220)	323	332
Maintenance center - Confins	10%	107,127	(71,826)	35,301	38,096
Leasehold improvements	20%	26,854	(19,699)	7,155	8,248
Construction in progress	-	33,875	-	33,875	31,571
		310,011	(191,937)	118,074	120,535
		5,037,495	(2,096,013)	2,941,482	2,937,611

Advances for property, plant and equipment acquisition	-	52,323	-	52,323	87,399

		5,089,818	(2,096,013)	2,993,805	3,025,010

(*) Refers to provisions for impairment losses for rotables, classified under “Sets of replacement parts and spare engines”, made by the Company in order to present its assets according to their actual capacity for generating economic benefits.

These adjustments are supported by technical analyses and their purpose is to reflect the Company's current outlook for the use of its assets.

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment	Advances for property, plant and equipment acquisition	Other	Total
As of December 31, 2015	2,081,973	1,419,596	623,843	131,202	4,256,614
Additions	-	425,218	71,503	27,400	524,121
Write-off	(597,136)	(122,487)	(607,947)	(9,911)	(1,337,481)
Depreciation	(72,905)	(317,183)	-	(28,156)	(418,244)
As of December 31, 2016	1,411,932	1,405,144	87,399	120,535	3,025,010
Additions	-	119,782	5,855	3,826	129,463
Write-off	(5,640)	(16,349)	(40,931)	-	(62,920)
Depreciation	(13,713)	(77,748)	-	(6,287)	(97,748)
As of March 31, 2017	1,392,579	1,430,829	52,323	118,074	2,993,805

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

16.Intangible assets

	Goodwill	Airport operating rights	Software	Total
Balances as of December 31, 2015	542,302	1,038,900	133,403	1,714,605
Additions	-	-	55,316	55,316
Transfers	-	-	(781)	(781)
Amortization	-	-	(29,424)	(29,424)
Balances as of December 31, 2016	542,302	1,038,900	158,514	1,739,716
Additions	-	-	13,910	13,910
Write-off	-	-	(2,764)	(2,764)
Amortization	-	-	(8,860)	(8,860)
Balances as of March 31, 2017	542,302	1,038,900	160,800	1,742,002

17.Loans and financing

	Maturity of the contract	Interest rate	Parent Company		Consolidated
			3/31/2017	12/31/2016	3/31/2017	12/31/2016
Current
In local currency:
Safra (a)	May 2018	128% of DI	-	-	9,690	9,690
Interest	-	-	-	-	2,008	45,026
In foreign currency (US$):
J.P. Morgan (b)	Oct 2018	1.23% p.a.	-	-	57,114	42,275
Finimp (c)	Oct 2017	5.28% p.a.	-	-	169,574	174,428
Engine Facility (Cacib) (d)	Jun 2021	Libor 3m+2.25% p.a.	-	-	16,413	16,889
Senior Bonds I (e)	Apr 2017	7.60% p.a.	177,342	182,418	177,342	182,418
Interest	-	-	42,194	94,801	44,356	97,670
			219,536	277,219	476,497	568,396
Finance leases	Jun 2025	4.08% p.a.	-	-	250,097	266,894
Total current			219,536	277,219	726,594	835,290

Noncurrent
In local currency:
Safra (a)	May 2018	128% of DI	-	-	4,948	4,871
Debentures VI (f)	Sep 2019	132% of DI	-	-	1,007,038	1,005,242
In foreign currency (US$):
J.P. Morgan (b)	Oct 2018	1.23% p.a.	-	-	11,979	11,142
Engine Facility (Cacib) (d)	Jun 2021	Libor 3m+2.25% p.a.	-	-	148,429	156,917
Senior Bonds II (g)	Jul 2020	9.64% p.a.	367,257	368,000	367,257	368,000
Senior Bonds III (h)	Feb 2023	9.24% p.a.	66,159	68,053	66,159	68,053
Senior Bonds IV (i)	Jan 2022	11.30% p.a.	865,100	889,595	865,100	889,595
Senior Bonds V (j)	Dec 2018	9.71% p.a.	42,261	43,010	42,261	43,010
Senior Bonds VI (k)	Jul 2021	9.87% p.a.	118,356	120,631	118,356	120,631
Senior Bonds VII (l)	Dec 2028	9.84% p.a.	51,209	52,721	51,209	52,721
Perpetual Bonds (m)	-	8.75% p.a.	487,621	498,291	419,709	428,436
Term Loan (n)	Aug 2020	6.70% p.a.	919,270	944,194	919,270	944,194
			2,917,233	2,984,495	4,021,715	4,092,812
Finance leases	Jun 2025	4.08% p.a.	-	-	1,342,397	1,451,118
Total noncurrent			2,917,233	2,984,495	5,364,112	5,543,930
Total			3,136,769	3,261,714	6,090,706	6,379,220

(a)   Credit line obtained by the Webjet subsidiary.

(b)   Issuance of 2 series of Guaranteed Notes to finance engine maintenance, as per Note 11.4.

(c)   Credit line with Banco do Brasil used to finance imports of spare parts and aircraft equipment.

(d)   Credit line raised on September 30, 2014 with Credit Agricole.

(e)   Issuance of Senior Bonds series I by Gol Finance on March 22, 2007, which was used to prepay aircraft purchases.

(f)    105,000 debentures issued by the GLA subsidiary on September 30, 2015 for early lump-sum repayment of Debentures IV and V.

(g)   Issuance of Senior Bonds series II by Gol Finance on July 13, 2010 in order to repay debts held by the Company.

(h)   Issuance of Senior Bonds series III by GLA on February 7, 2013 in order to finance the prepayment of debts due within the next 3 years. The total amount of bonds was transferred to Gol LuxCo along with the financial investments acquired on the date of issuance, and a portion of the loan was prepaid.

(i)    Issuance of Senior Bonds series IV by Gol LuxCo on September 24, 2014 in order to finance partial buyback of Senior Bonds I, II and III.

(j)    Issuance of Senior Bonds series V by Gol LuxCo on July 7, 2016, as a result of the private swap offering of Senior Bonds I, II, III, IV and Perpetual Bonds.

(k)   Issuance of Senior Bonds series VI by Gol LuxCo on July 7, 2016, as a result of the private swap offering of Senior Bonds I, II, III, IV and Perpetual Bonds.

(l)    Issuance of Senior Bonds series VII by Gol LuxCo on July 7, 2016, as a result of the private swap offering of Senior Bonds I, II, III, IV and Perpetual Bonds.

(m)  Issuance of Perpetual Bonds by Gol Finance on April 5, 2006 to repay bank loans and purchase aircraft.

(n)   Term Loan issued by Gol LuxCo on August 31, 2016 for aircraft purchases and bank loan repayment, with backstop guarantee from Delta Airlines. For further information, see Note 11.5.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Total loans and financing includes funding costs of R$87,925 (R$97,433 as of December 31, 2016) which will be repaid over the term of the related loans and financing.

The maturities of loans and financing, except long-term financial lease agreements, as of March 31, 2017 are as follows:

	2018	2019	2020	2021	2021 onwards	Without maturity date	Total
Parent Company
In foreign currency (US$):
Senior Bonds II	-	-	367,257	-	-	-	367,257
Senior Bonds III	-	-	-	-	66,159	-	66,159
Senior Bonds IV	-	-	-	-	865,100	-	865,100
Senior Bonds V	42,261	-	-	-	-	-	42,261
Senior Bonds VI	-	-	-	118,356	-	-	118,356
Senior Bonds VII	-	-	-	-	51,209	-	51,209
Perpetual Bonds	-	-	-	-	-	487,621	487,621
Term Loan	-	-	919,270	-	-	-	919,270
Total	42,261	-	1,286,527	118,356	982,468	487,621	2,917,233

Consolidated
In local currency:
Safra	400,000	607,038	-	-	-	-	1,007,038
Debentures VI	4,948	-	-	-	-	-	4,948
In foreign currency (US$):
J.P. Morgan	11,979	-	-	-	-	-	11,979
Engine Facility (Cacib)	12,452	16,602	16,602	102,773	-	-	148,429
Senior Bonds II	-	-	367,257	-	-	-	367,257
Senior Bonds III	-	-	-	-	66,159	-	66,159
Senior Bonds IV	-	-	-	-	865,100	-	865,100
Senior Bonds V	42,261	-	-	-	-	-	42,261
Senior Bonds VI	-	-	-	118,356	-	-	118,356
Senior Bonds VII	-	-	-	-	51,209	-	51,209
Perpetual Bonds	-	-	-	-	-	419,709	419,709
Term Loan	-	-	919,270	-	-	-	919,270
Total	471,640	623,640	1,303,129	221,129	982,468	419,709	4,021,715

(a)   Credit line obtained by the Webjet subsidiary.

(b)   Issuance of 2 series of Guaranteed Notes to finance engine maintenance, as per Note 11.4.

(c)   Credit line with Banco do Brasil used to finance imports of spare parts and aircraft equipment.

(d)   Credit line raised on September 30, 2014 with Credit Agricole.

(e)   Issuance of Senior Bonds series I by Gol Finance on March 22, 2007, which was used to prepay aircraft purchases.

(f)    105,000 debentures issued by the GLA subsidiary on December 31, 2016 for early lump-sum repayment of Debentures IV and V.

(g)   Issuance of Senior Bonds series II by Gol Finance on July 13, 2010 in order to repay debts held by the Company.

(h)   Issuance of Senior Bonds series III by GLA on February 7, 2013 in order to finance the prepayment of debts due within the next 3 years. The total amount of bonds was transferred to Gol LuxCo along with the financial investments acquired on the date of issuance, and a portion of the loan was prepaid.

(i)    Issuance of Senior Bonds series IV by Gol LuxCo on September 24, 2014 in order to finance partial buyback of Senior Bonds I, II and III.

(j)    Issuance of Senior Bonds series V by Gol LuxCo on July 7, 2016, as a result of the private swap offering of Senior Bonds I, II, III, IV and Perpetual Bonds.

(k)   Issuance of Senior Bonds series VI by Gol LuxCo on July 7, 2016, as a result of the private swap offering of Senior Bonds I, II, III, IV and Perpetual Bonds.

(l)    Issuance of Senior Bonds series VII by Gol LuxCo on July 7, 2016, as a result of the private swap offering of Senior Bonds I, II, III, IV and Perpetual Bonds.

(m)  Issuance of Perpetual Bonds by Gol Finance on April 5, 2006 to repay bank loans and purchase aircraft.

(n)   Term Loan issued by Gol LuxCo on August 31, 2016 for aircraft purchases and bank loan repayment, with backstop guarantee from Delta Airlines. For further information, see Note 11.5.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The fair value of senior and perpetual bonds as of March 31, 2017 is as follows:

	Parent Company		Consolidated
	Book value	Market value	Book value	Market value
Senior Bonds	1,687,684	1,549,999	1,687,684	1,549,999
Perpetual Bonds	487,621	368,299	419,709	317,006

Market values for Senior and Perpetual bonds are obtained through current market quotations.

17.1.            Covenants

On March 31, 2017, long-term financing (excluding perpetual bonds and finance leases) in the total amount of R$3,602,006 (R$3,664,376 as of December 31, 2016) involved restrictive covenants, including but not limited to those that require the Company to maintain the liquidity requirements and the coverage of expenses with interest.

The Company has restrictive covenants on the Term Loan with Morgan Stanley and Debentures VI with the following financial institutions: Bradesco and Banco do Brasil. In the Term Loan, the Company must make deposits for reaching contractual limits of the debt pegged to the U.S. dollar. On March 31, 2017, the Company did not have collateralized deposits pegged to the contractual limits of the Term Loan.  The Debentures’ indicators are measured every six months. On March 31, 2017, Debentures VI were subject to the following covenants: (i) net debt/EBITDAR below 6.49 and (ii) debt coverage ratio (ICSD) of at least 1.17. Under the indenture, these indicators must be measured only in the first half of 2017. Accordingly, as of March 31, 2017, the Company was in compliance with the Debenture covenants.

17.2.            New loans and financing during the quarter ended March 31, 2017

Import financing (Finimp): through its GLA subsidiary, the Company renegotiated contracts of this type that are part of a credit line maintained by the Company for import financing in order to purchase spare parts and aircraft equipment. These renegotiations are shown below:

Original date of funding	Financial institution	Amount funded		Interest rate (p.a.)	New date of maturity
		(US$)	(R$)
01/13/2017	Banco do Brasil	5,245	16,619	6.13%	01/05/2018
02/01/2017	Banco do Brasil	8,595	27,233	6.15%	01/28/2018
02/10/2017	Banco do Brasil	4,815	15,256	6.14%	02/05/2018

Engine maintenance financing (J.P. Morgan): On January 11, 2017, the GLA subsidiary contracted a a line of funding for maintenance of engines services along with Delta Ailines (“Delta”), through Guaranteed Notes in the amount of R$33,129 (US$10,456 on the borrowing date) with quarterly amortization and interest payments, and issue cost of R$1,802 (US$560 on the borrowing date) and a financial guarantee from the Export-Import Bank of the United States (“Ex-Im Bank”).

Other loans and financing have not been affected by contractual alterations during the quarter ended March 31, 2017.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

17.3.            Finance leases

The future payments of finance agreements indexed to U.S. dollar are detailed as follows:

	Consolidated
	3/31/2017	12/31/2016
2017	239,676	350,883
2018	319,478	328,931
2019	306,004	307,027
2020	255,982	267,885
2021	215,113	227,204
2022 onwards	404,412	407,729
Total minimum lease repayments	1,740,665	1,889,659
Less total interest	(148,171)	(171,647)
Present value of minimum lease payments	1,592,494	1,718,012
Less current portion	(250,097)	(266,894)
Noncurrent portion	1,342,397	1,451,118

The discount rate used to calculate present value of the minimum lease payments was 4.08% as of March 31, 2017 (4.52% as of December 31, 2016). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled by payment in full at the end of the lease agreement. As of March 31, 2017, amounts of withdrawals for the repayment at maturity date of the lease agreements totaled R$219,174 (R$217,065 as of December 31, 2016) and they have been added to the 'loans and financing’ line item in noncurrent liabilities.

18.Taxes payable

	Parent Company		Consolidated
	3/31/2017	12/31/2016	3/31/2017	12/31/2016
PIS and COFINS	181	33	89,531	89,332
ICMS installments	-	-	2,521	4,852
ICMS installments - PRT	-	-	51,727	-
Withholding income tax on salaries	-	-	13,260	29,519
ICMS	-	-	43,803	43,226
Tax on import	-	-	3,454	3,454
IRPJ and CSLL payable	-	-	25,570	12,489
Other	130	86	5,274	6,105
	311	119	235,140	188,977

Current	311	119	165,676	146,174
Noncurrent	-	-	69,464	42,803

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Adherence to the Tax Regularization Program (PRT)

On March 10, 2017, the subsidiary GLA adhered to the Tax Regularization Program (PRT), pursuant to MP 766 of January 4, 2017, including tax debts owned to the Brazilian Federal Internal Revenue Service, which matured on November 30, 2016.

GLA chose to pay 76% of its debt by means of tax loss carryforwards and the remaining 24% in 24 monthly installments adjusted based on the SELIC rate as of the month it adhered to the program.

The breakdown of the updated debt is as follows:
3/31/2017
IPI on customs import (*)	91,669
PIS and COFINS (*)	97,177
Income and social contribution taxes (*)	23,075
Other (*)	3,609
Total debt	215,530
Use of tax loss carryforwards (**)	(163,803)
Amount paid in installments	51,727

(*) Recorded under “Others, net”, as per Note 24.2.

(**) See Note 9.2.

19.Transportation commitments

As of March 31, 2017, the balance of transportation commitments classified in current liabilities was R$940,486 (R$1,185,945 as of December 31, 2016) and is represented by 4,123,781 tickets sold and not yet used (4,447,824 as of December 31, 2016) with an average use of 66 days (46 days as of December 31, 2016).

20.Mileage program

As of March 31, 2017, the balance of Smiles loyalty program deferred revenue was R$765,211 (R$781,707 as of December 31, 2016) and R$184,385 (R$219,325 as of December 31, 2016) classified in current and noncurrent liabilities, respectively.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

21.Provisions

	Consolidated
	Insurance provision	Provision for aircraft and engines return (a)	Provision for legal proceedings (b)	Total
Balances as of December 31, 2016	742	583,941	205,532	790,215
Additional provisions recognized (*)	-	11,198	38,567	49,765
Utilized provisions	-	(37,661)	(32,976)	(70,637)
Exchange variation	-	(17,636)	-	(17,636)
Balances as of March 31, 2017	742	539,842	211,123	751,707

As of December 31, 2016
Current	742	65,760	-	66,502
Noncurrent	-	518,181	205,532	723,713
	742	583,941	205,532	790,215

As of March 31, 2017
Current	742	31,030	-	31,772
Noncurrent	-	508,812	211,123	719,935
	742	539,842	211,123	751,707

(*) The additions of provisions for aircraft and engine return also include present value adjustment effects.

(a)     Provision for aircraft and engines return

Provision for returns considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease contracts. The corresponding debit entry is capitalized in property, plant and equipment (aircraft reconfigurations/overhauling).

(b)   Provision for legal proceedings

As of March 31, 2017, the Company and its subsidiaries are parties to 27,568 (8,624 labor and 18,944 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operational (those arising from the Company’s normal course of operations), and Succession (those arising from claims for recognition of the succession of former Varig S.A. obligations).

Under this classification, the number of proceedings is as follows:

	Consolidated
	Operational	Succession	Total
Civil lawsuits	17,106	282	17,388
Civil proceedings	1,556	-	1,556
Labor lawsuits	5,853	2,522	8,375
Labor proceedings	247	2	249
	24,762	2,806	27,568

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, risk premium and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	3/31/2017	12/31/2016
Civil	70,206	73,356
Labor	140,903	132,163
Tax	14	13
	211,123	205,532

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by Management and its legal counsel as possible risk of loss, in the estimated amount of R$37,480 for civil claims and R$87,752 for labor claims as of March 31, 2017 (R$31,598 and R$79,532 as of December 31, 2016, respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Company’s Management and its legal counsels as being relevant and with possible risk of loss as of March 31, 2017:

•         GLA is discussing the non-incidence of the 1% additional COFINS rate on the imports of aircraft and parts, in the amount of R$40,570 (R$39,428 as of December 31, 2016). Our legal counsel believes that the classification of possible risk was due to the fact that there was no express revocation of the tax relief (zero rate) granted to regular air transportation companies.

•   Tax on Services (ISS), the amount of R$19,992 (R$19,443 as of December 31, 2016) arising from assessment notices issued by the Municipality of São Paulo against the Company, in the period from January 2007 to December 2010 regarding a possible ISS taxation on partnerships. The classification of possible risk of loss is a result from the matters under discussion being interpretative and involving discussions of factual and evidential materials on which there is no final positioning of the Superior Courts.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

•   Customs Penalty in the amount of R$45,715 (R$45,689 as of December 31, 2016) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•   BSSF goodwill (BSSF Air Holdings), in the amount of R$48,112 (R$47,572 as of December 31, 2016) related to an infraction notice due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•   GLA’s goodwill in the amount of R$75,432 (R$72,687 as of December 31, 2016) resulted from an assessment notice related to the deductibility of the goodwill classified as future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•   GLAI is discussing the non-incidence of taxation of PIS and COFINS on revenues generated by interest attributable to shareholders’ equity in the amount of R$59,562 related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by GLA on September 25, 2008. According to the opinion of the Company’s legal counsel and based on the jurisprudence occurred in recent events, the Company classified this case as possible loss, without a provision registered for the related amount. Additionally, the Company maintains escrow deposits with Bic Banco with a partial guarantee on the lawsuit of R$30,228 as disclosed in Note 6.

•   Tax on Industrialized Products (“IPI”): from tax-deficienty notices supposedly levied on the importation of aircraft in the amount of R$115,136 as of December 31, 2016. On March 10, 2017, even though the lawsuit was not yet resolved in the administrative level, the Company included said debt in the Tax Regularization Program (PRT), as per Note 18, given that decisions in similar proceedings have not been favorable. There is a possibility of changing the likelihood of loss of this proceeding in the medium term.

There are other lawsuits considered by the Company’s Management and its legal counsels as possible risk, in the estimated amount of R$37,750 (R$39,113 as of December 31, 2016) which added to the lawsuits mentioned above, totaled R$327,133 as of March 31, 2017 (R$436,861 as of December 31, 2016).

22.Equity

22.1.            Capital stock

As of March 31, 2017, the Company’s capital stock was R$3,080,110, represented by 5,238,421,108 shares, comprised by 5,035,037,140 common shares and 203,383,968 preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling shareholder, which is equally controlled by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company’s shares are held as follows:

	3/31/2017			12/31/2016
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100%	33.88%	61.28%	100.00%	33.88%	61.28%
Delta Airlines, Inc.	-	16.19%	9.48%	-	16.19%	9.48%
Treasury shares	-	0.44%	0.26%	-	0.44%	0.26%
Other	-	1.10%	0.65%	-	1.11%	0.65%
Free float	-	48.39%	28.33%	-	48.38%	28.34%
	100%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock as of March 31, 2017 was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

22.2.           Dividends

The Company’s By-laws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, at least 25% of period adjusted net income after allocation to reserves in accordance with Brazilian Corporation Law (6404/76).

22.3.            Treasury shares

As of March 31, 2017, the Company had 893,793 treasury shares, totaling R$13,371, with a market value of R$7,454 (893,793 treasury shares, totaling R$13,371 in treasury shares, with a market value of R$4,129 as of December 31, 2016).

23.     Revenue

	Consolidated
	3/31/2017	3/31/2016
Passenger transportation	2,367,671	2,428,168
Cargo	78,967	74,590
Mileage revenue	202,453	143,794
Other revenue (*)	171,837	237,752
Gross revenue	2,820,928	2,884,304

Related tax	(175,089)	(171,235)
Net Revenue	2,645,839	2,713,069

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

(*) Of the total amount, R$110,104 consists of revenues from unused passenger tickets, reissued tickets and cancellation of flight tickets (R$64,800 as of March 31, 2016).

Revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenues by geographical location is as follows:

	3/31/2017%		3/31/2016%
Domestic	2,193,638	82.9%	2,208,965	81.4
International	452,201	17.1%	504,104	18.6
Net Revenue	2,645,839	100.0%	2,713,069	100.0

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

24.     Costs of services provided, selling and administrative expenses

24.1.           Parent Company

	3/31/2017%		3/31/2016%
Personnel (a)	(459)	8.9	(862)	(0.4)
Services provided	(2,019)	39.1	(369)	(0.2)
Sale-leaseback transactions (b)	(1,989)	38.6	212,582	100.8
Other expenses	(694)	13.4	(437)	(0.2)
	(5,161)	100.0	210,914	100.0

24.2.           Consolidated

	3/31/2017
	Cost of services provided	Selling expenses	Administrative expenses	Other operating revenues, net	Total	%
Personnel (a)	(314,442)	(11,556)	(87,983)	-	(413,981)	17.3
Fuels and lubricants	(735,811)	-	-	-	(735,811)	30.8
Aircraft leases	(241,509)	-	-	-	(241,509)	10.1
Maintenance and repair materials	(88,247)	-	-	-	(88,247)	3.7
Passenger costs	(117,266)	-	-	-	(117,266)	4.9
Services provided	(77,687)	(47,238)	(68,986)	-	(193,911)	8.1
Sales and marketing	-	(117,558)	-	-	(117,558)	4.9
Landing and takeoff tariffs	(174,791)	-	-	-	(174,791)	7.3
Depreciation and amortization	(103,180)	-	(3,428)	-	(106,608)	4.4
Sale-leaseback transactions (b)	-	-	-	(1,989)	(1,989)	0.1
Other, net (c)	(112,905)	(9,373)	(78,820)	-	(201,098)	8.4
	(1,965,838)	(185,725)	(239,217)	(1,989)	(2,392,769)	100.0

	3/31/2016
	Cost of services provided	Selling expenses	Administrative expenses	Other operating revenues, net	Total	%
Personnel (a)	(324,476)	(10,401)	(80,003)	-	(414,880)	18.3
Fuels and lubricants	(756,887)	-	-	-	(756,887)	33.3
Aircraft leases	(323,868)	-	-	-	(323,868)	14.3
Maintenance and repair materials	(128,075)	-	-	-	(128,075)	5.6
Passenger costs	(122,195)	-	-	-	(122,195)	5.4
Services provided	(59,928)	(63,072)	(59,319)	-	(182,319)	8.0
Sales and marketing	-	(118,584)	-	-	(118,584)	5.2
Landing and takeoff tariffs	(189,554)	-	-	-	(189,554)	8.3
Depreciation and amortization	(114,683)	-	(82)	-	(114,765)	5.1
Sale-leaseback transactions (b)	-	-	-	212,582	212,582	(9.4)
Other, net	(79,012)	(5,445)	(48,993)	-	(133,450)	5.9
	(2,098,678)	(197,502)	(188,397)	212,582	(2,271,995)	100.0

(a)         The Company recognizes expenses for the Audit Committee and the Board of Directors in the "Personnel" line item.

(b)         In the quarter ended March 31, 2017, the amount of R$1,989 is related to deferred net losses from sale-leaseback aircraft traded between 2006 and 2009 (net gain of R$212,582 arising from 8 aircraft transactions, 7 of which from sale-leaseback transactions in which 1 aircraft was received during the quarter ended March 31, 2016 and 6 aircraft previously classified as property and equipment under finance lease agreements, and the sale of the right to receive 1 aircraft).

(c)         Comprising tax debts included in the "PRT", as per Note 18.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

25.Financial income (expenses)

	Parent Company		Consolidated
	3/31/2017	3/31/2016	3/31/2017	3/31/2016
Financial income
Income from derivative financial instruments	-	-	1,341	16,963
Income from short-term Investments and investment funds	1,116	1,603	29,170	53,822
Monetary variation	749	531	3,383	3,105
(-) Taxes on financial income	(208)	(319)	(5,735)	(5,995)
Other	18,619	21,075	17,559	3,873
	20,276	22,890	45,718	71,768
Financial expenses
Losses from derivatives	-	-	(13,005)	(63,573)
Interest on loans and financing	(62,092)	(89,526)	(240,192)	(237,880)
Bank charges and expenses	(3,157)	(3,102)	(8,645)	(8,869)
Monetary variation	-	-	(880)	(915)
Other	(2,732)	(1,894)	(23,750)	(27,798)
	(67,981)	(94,522)	(286,472)	(339,035)

Exchange variation, net	42,010	239,671	141,153	653,477

Total	(5,695)	168,039	(99,601)	386,210

26.Segments

Operating segments are defined as business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the relevant decision makers to evaluate performance and allocate resources to the segments. The Company holds two operating segments: flight transportation and the Smiles loyalty program.

The accounting policies of the operating segments are the same as those applied to consolidated quarterly information. Additionally, the Company has distinct natures between the two reportable segments, so there are no common costs and revenues between operating segments.

The Company is the controlling shareholder of Smiles, and the non-controlling interests of Smiles were 46.3% as of March 31, 2017 and 46.2% as of December 31, 2016.

The information below presents the summarized financial position related to reportable segments for the periods ended March 31, 2017 and December 31, 2016:

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

26.1.           Assets and liabilities of the operating segments

3/31/2017
	Flight transportation	Frequent flyer program	Combined information	Eliminations	Total consolidated
Assets
Current	1,352,918	1,004,150	2,357,068	(586,794)	1,770,274
Noncurrent	6,343,980	660,380	7,004,360	(689,424)	6,314,936
Total assets	7,696,898	1,664,530	9,361,428	(1,276,218)	8,085,210

Liabilities
Current	4,082,837	1,083,008	5,165,845	(501,444)	4,664,401
Noncurrent	7,080,916	188,419	7,269,335	(562,348)	6,706,987
Total equity (deficit)	(3,466,855)	393,103	(3,073,752)	(212,426)	(3,286,178)
Total liabilities and equity (deficit)	7,696,898	1,664,530	9,361,428	(1,276,218)	8,085,210

	12/31/2016
	Flight transportation	Frequent flyer program	Combined information	Eliminations	Total consolidated
Assets
Current	1,426,750	1,413,422	2,840,172	(759,458)	2,080,714
Noncurrent	6,474,404	513,456	6,987,860	(664,219)	6,323,641
Total assets	7,901,154	1,926,878	9,828,032	(1,423,677)	8,404,355

Liabilities
Current	4,767,322	1,061,806	5,829,128	(980,386)	4,848,742
Noncurrent	6,782,835	229,725	7,012,560	(100,196)	6,912,364
Total equity (deficit)	(3,649,003)	635,347	(3,013,656)	(343,095)	(3,356,751)
Total liabilities and equity (deficit)	7,901,154	1,926,878	9,828,032	(1,423,677)	8,404,355

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

26.2.           Revenues and results of the operating segments

	3/31/2017
	Flight transportation	Frequent flyer program	Combined information	Eliminations	Total consolidated
Net Revenue
Passenger (a)	2,185,003	-	2,185,003	111,662	2,296,665
Cargo and other (a)	188,026	-	188,026	9,177	197,203
Miles revenue (a)	-	443,304	443,304	(291,333)	151,971
Cost of services provided (b)	(1,907,354)	(222,643)	(2,129,997)	164,159	(1,965,838)
Gross profit	465,675	220,661	686,336	(6,335)	680,001

Operating income (expenses)
Selling expenses	(175,816)	(21,433)	(197,249)	11,524	(185,725)
Administrative expenses (c)	(221,031)	(19,868)	(240,899)	1,682	(239,217)
Other operating income (expenses), net	(1,989)	-	(1,989)	-	(1,989)
	(398,836)	(41,301)	(440,137)	13,206	(426,931)

Equity results	88,683	-	88,683	(88,557)	126

Financial result
Financial income	27,755	59,493	87,248	(41,530)	45,718
Financial expenses	(327,980)	(22)	(328,002)	41,530	(286,472)
Exchange variation, net	141,558	(405)	141,153	-	141,153
	(158,667)	59,066	(99,601)	-	(99,601)

Income before income and social contribution taxes	(3,145)	238,426	235,281	(81,686)	153,595

Income and social contribution taxes	163,522	(82,096)	81,426	(2,336)	79,090
Net income for the period	160,377	156,330	316,707	(84,022)	232,685

Income (loss) attributable to controlling shareholders	160,377	84,024	244,401	(84,022)	160,379
Income (loss) attributable to Smiles’ non-controlling interests	-	72,306	72,306	-	72,306

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	3/31/2016
	Flight transportation	Frequent flyer program	Combined information	Eliminations	Total consolidated
Net Revenue
Passenger (a)	2,352,952	-	2,352,952	85,874	2,438,826
Cargo and other (a)	177,229	101,642	278,871	(87,264)	191,607
Miles revenue (a)	-	248,947	248,947	(166,311)	82,636
Cost of services provided (b)	(2,051,403)	(190,079)	(2,241,482)	142,804	(2,098,678)
Gross profit	478,778	160,510	639,288	(24,897)	614,391

Operating expenses
Selling expenses	(197,506)	(18,112)	(215,618)	18,116	(197,502)
Administrative expenses (c)	(188,384)	(14,089)	(202,473)	14,076	(188,397)
Other operating income, net	212,582	-	212,582	-	212,582
	(173,308)	(32,201)	(205,509)	32,192	(173,317)

Equity results	68,835	(3,976)	64,859	(68,753)	(3,894)

Financial result
Financial income	47,306	50,148	97,454	(25,686)	71,768
Financial expenses	(364,669)	(50)	(364,719)	25,684	(339,035)
Exchange variation, net	646,156	7,320	653,476	1	653,477
	328,793	57,418	386,211	(1)	386,210

Income before income and social contribution taxes	703,098	181,751	884,849	(61,459)	823,390

Income and social contribution taxes	(372)	(63,399)	(63,771)	(2,480)	(66,251)
Net income for the period	702,726	118,352	821,078	(63,939)	757,139

Income (loss) attributable to controlling shareholders	702,726	63,939	766,665	(63,939)	702,726
Income (loss) attributable to Smiles’ non-controlling interests	-	54,413	54,413	-	54,413

(a)   Eliminations are related to transactions between GLA and Smiles.

(b)  Includes depreciation and amortization expenses in the amount of R$103,180 in the quarter ended March 31, 2017 allocated to the following segments: R$99,954 for flight transportation and R$3,226 for the Smiles loyalty program (R$113,592 and R$1,091 in the quarter ended March 31, 2016, respectively).

(c)   Includes depreciation and amortization expenses in the amount of R$3,428 in the quarter ended March 31, 2017 allocated to the following segments: R$3,420 for flight transportation and R$8 for the Smiles loyalty program (R$82 for flight transportation in the quarter ended March 31, 2016).

In the individual quarterly forms of the subsidiary Smiles, which corresponds to the Loyalty Program segment, and in information provided to the main operational decision makers, revenue is recognized when miles are redeemed by participants. From the perspective of this segment, this measurement is

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

appropriate since this is when the revenue recognition cycle is complete, and Smiles transfers to GLA the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and results, as well as for equity method of accounting and consolidation purposes, the Company performs, in addition to eliminations, an adjustment to transactions as yet unrealized in the Smiles Program’s revenues. In this case, from the consolidated perspective, the miles used to redeem airline tickets are only recognized as revenues when passengers are transported, in accordance with accounting practices adopted by the Company.

27.Commitments

As of March 31, 2017, the Company had 120 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimated contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discounts, is R$44,953,725 (corresponding to US$14,188,147 on the reporting date), classified by year as shown below:

	Consolidated
	3/31/2017	12/31/2016
2018	-	1,787,388
2019	2,836,630	2,917,833
2020	4,346,741	4,471,172
2021	5,936,688	6,106,634
2022 onwards	31,833,666	32,749,402
	44,953,725	48,032,429

As of March 31, 2017, of the above-mentioned commitments, the Company has to pay the amount of R$6,777,853 (corresponding to US$2,139,204 on the reporting date) in advance payments for aircraft acquisition, by year, as shown below:

	Consolidated
	3/31/2017	12/31/2016
2017	87,748	286,829
2018	783,832	483,518
2019	758,982	658,930
2020	812,217	835,468
2021	816,483	839,856
2022 onwards	3,518,591	3,619,940
	6,777,853	6,724,541

The portion financed by long-term loans with U.S. Ex-Im Bank guarantees for aircraft corresponds to approximately 85% of the aircraft total cost. Other agents finance the acquisitions with equal or higher percentages, reaching up to 100%.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company is making payments for aircraft acquisitions using its own funds, loans, cash provided by operating activities, short-and medium-term credit facilities and supplier financing.

The Company leases its entire fleet of aircraft through a combination of operating and finance lease agreements. As of March 31, 2017, the total fleet consisted of 124 aircraft, 93 of which were operating leases and 31 finance leases with purchase options. During the quarter ended March 31, 2017, the Company returned 6 aircraft under operating lease contracts. In addition, the Company changed the classification of three finance lease agreements, which are now classified as operating leases due to the new characteristics arising from the renewal of these contracts.

On February 14, 2017, the Company carried out a sale-leaseback transaction for five aircraft with AWAS. The aircraft should be delivered between June and November 2018 and, pursuant to the agreement, the leases will have a 12-year term as of the arrival date of each aircraft.

Under the terms of this agreement, AWAS compromises to make all necessary disbursements for the payment of advances based on the disbursement schedule of the aircraft purchase agreement. Under the same terms, the Company as guarantor of the operation if there is a default on the commitments assumed by AWAS.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

27.1.           Operating leases

Future payments of non-cancelable operational lease contracts denominated in U.S. dollars are as follows:

	Consolidated
	3/31/2017	12/31/2016
2017	617,260	857,747
2018	813,025	839,343
2019	873,335	889,940
2020	856,926	873,692
2021	728,098	745,719
2022 onwards	1,902,287	2,040,284
Total minimum lease repayments	5,790,931	6,246,725

27.2.           Sale-leaseback transactions

In the quarter ended March 31, 2017, the Company had no sale-leaseback transactions (net gain of R$212,582 arising from 8 aircraft transactions, 7 of which from sale-leaseback transactions in which 1 aircraft was received during the quarter ended March 31, 2016 and 6 aircraft previously classified as property and equipment under finance lease agreements, and the sale of the right to receive 1 aircraft).

The Company also has balances of deferred losses from transactions carried out between 2006 and 2009, in the amount of R$7,970 (R$9,959 on December 31, 2016).

28.Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, currency exchange rate and interest rate), credit risk and liquidity risk. These risks may be mitigated through the use of oil market, U.S. dollar and interest-rate swap derivatives, futures and options.

Financial instruments are managed by the Risk Committee in line with the Risk Management Policy approved by the Risk Policy Committee and submitted to the Board of Directors. The Risk Policy Committee sets guidelines and limits and monitors controls, including mathematical models used to continuously monitor exposures and potential financial impacts, and also prevents the use of financial instruments for speculative trading.

The Company does not hedge its total risk exposure, and is, therefore, subject to market fluctuations for a significant portion of its exposed assets and liabilities. Decisions on the portion to be hedged depend on the financial risks and costs of hedging and are determined and reviewed at least quarterly

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

in line with Risk Policy Committee strategies. Gains or losses arising from these transactions and the application of risk management controls are part of the Committee's monitoring remit and have been satisfactory to the proposed objectives.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The accounting classifications of the Company's consolidated financial instruments on March 31, 2017 and December 31, 2016 are shown below:

	Measured at fair value through profit or loss		Measured at amortized cost (c)
	3/31/2017	12/31/2016	3/31/2017	12/31/2016
Assets
Cash and cash equivalents (a)	386,110	308,548	-	253,659
Short-term investments (a)	121,762	121,491	-	309,742
Restricted cash	186,639	168,769	-	-
Rights on derivative transactions	-	3,817	-	-
Trade receivables	-	-	822,712	760,237
Deposits (b)	-	-	743,356	756,810
Other credits	-	-	132,559	118,058

Liabilities
Loans and financing	-	-	6,090,706	6,379,220
Suppliers	-	-	1,066,488	1,097,997
Obligations on derivative transactions	59,915	89,211	-	-

(a)     The Company manages part of its financial investments in order to meet its near-term cash needs.

(b)    Excluding judicial deposits, as described in Note 10.

(c)     Items classified as amortized cost refer to credits, obligations or debt issues involving private institutions in which, in any cases of early settlement, there are no substantial alterations in relation to the amounts recognized except amounts related to Perpetual Bonds and Senior Notes as disclosed in Note 17. Fair values are approximately the same as book values due to the short term-maturities of these assets and liabilities. In the quarter ended March 31, 2017, financial instruments were not reclassified.

As of March 31, 2017 and December 31, 2016, the Company did not have financial assets classified as available for sale.

The Company's derivative financial instruments were recorded in the following line items:

	Fuel	Interest rate	Total
Assets (Liabilities) as of December 31, 2016 (*)	3,817	(89,211)	(85,394)
Fair value variations:
Gains recognized in other comprehensive income (loss)	-	2,438	2,438
Settlements during the period	(3,817)	26,858	23,041
Liabilities as of March 31, 2017 (*)	-	(59,915)	(59,915)

	Total
Changes in other comprehensive income	Interest rate
Balances as of December 31, 2016	(147,229)
Fair value adjustments during the period	2,438
Net reversals to profit or loss	14,640
Balances as of March 31, 2017	(130,151)

Effects on profit/loss	(14,640)

Recognized in operating income	(2,976)
Recognized in financial income	(11,664)

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

(*)   Classified as "Rights on derivative transactions" if the balance is an asset or "Obligations on derivative transactions" if the balance is a liability.

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC38 - Financial Instruments - Recognition and Measurement. As of March 31, 2017, the Company adopts cash flow hedge only for the interest rate (mainly the Libor interest rates).

The Company holds hedge margin deposits in guarantee for derivative transactions as per Note 6.

28.1.           Market risks

a)   Fuel risk

Aircraft fuel prices vary due to the volatility of the price of crude oil and its by-products. In order to mitigate any losses from changes in the fuel market, the Company held call options and zero cost collar (call option purchased and put option sold) pegged to the WTI on March 31, 2017. In the quarters ended March 31, 2017 and 2016, the Company had no outstanding fuel derivatives and fuel derivative operations recorded as hedge accounting.

b)   Foreign currency risk

Currency risk arises from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. On March 31, 2017, the Company had no outstanding derivative financial instruments (the Company recognized a loss on foreign exchange hedges for futures derivatives agreements in U.S. dollar in the amount of R$17,223 in the quarter ended March 31, 2016). The Company has no currency derivative operations recorded as “hedge accounting”.

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Exposure to exchange rates is summarized below:

	Parent Company		Consolidated
	3/31/2017	12/31/2016	3/31/2017	12/31/2016
Assets
Cash, short-term investments and restricted cash	194,679	49,646	498,949	548,792
Trade receivables	-	-	73,494	104,800
Deposits	-	-	756,557	756,810
Gains (losses) on derivative transactions	-	-	-	3,817
Other	-	-	-	10,184
Total assets	194,679	49,646	1,329,000	1,424,403

Liabilities
Foreign suppliers	628	604	351,807	341,026
Loans and financing	3,136,769	3,261,714	3,474,528	3,596,379
Finance lease payable	-	-	1,592,494	1,718,012
Other leases payable	-	-	325	982
Obligations on derivative transactions	-	-	59,915	89,211
Total liabilities	3,137,397	3,262,318	5,479,069	5,745,610
Total currency exposure	2,942,718	3,212,672	4,150,069	4,321,207

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases	-	-	5,790,931	6,246,725
Future commitments resulting from firm aircraft orders	44,953,725	48,032,429	44,953,725	48,032,429
Total	44,953,725	48,032,429	50,744,656	54,279,154

Total foreign currency exposure R$	47,896,443	51,245,101	54,894,725	58,600,361
Total foreign currency exposure US$	15,116,918	15,723,697	17,325,693	17,980,535
Exchange rate (R$/US$)	3.1684	3.2591	3.1684	3.2591

The Company’s foreign exchange exposure is manly indexed to the U.S. dollar.

c)   Interest rate

The Company is exposed to future finance lease transactions including installments to be paid that are exposed to LIBOR variations through the date of aircraft delivery. In order to mitigate these risks, the Company holds swap derivatives based on LIBOR. In the quarter ended March 31, 2017, the Company recognized a total loss with interest hedge transactions in the amount of R$14,640 (a loss of R$32,617 in the quarter ended March 31, 2016).

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

As of March 31, 2017 and December 31, 2016, the Company and its subsidiaries hold LIBOR derivatives recorded as hedge accounting.

28.2.           Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, and short-term investments. Trade receivables credit risk consists of amounts falling due from credit card operators, travel agencies, installments sales and government entities, which leaves the Company exposed to a small portion of the credit risk of individuals and other entities. Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (BM&FBOVESPA or NYMEX), thus substantially mitigating credit risk. Financial assets are realized with counterparties rated investment grade or higher by S&P or Moody's. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

28.3.           Liquidity risk

The Company is exposed to two different types of liquidity risk: (i) market liquidity, which varies depending on the types of assets and markets in which assets are traded, and (ii) cash flow liquidity related to difficulties in meeting our contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio.

The schedule of maturity of the Company's consolidated financial liabilities on March 31, 2017 is as follows:

	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Loans and financing	393,280	333,314	2,619,538	2,744,574	6,090,706
Suppliers	732,415	331,381	2,692	-	1,066,488
Obligations on derivative transactions	59,915	-	-	-	59,915
As of March 31, 2017	1,185,610	664,695	2,622,230	2,744,574	7,217,109

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Loans and financing	499,542	335,748	2,654,007	2,889,923	6,379,220
Suppliers	1,088,859	-	9,138	-	1,097,997
Obligations on derivative transactions	89,211	-	-	-	89,211
As of December 31, 2016	1,677,612	335,748	2,663,145	2,889,923	7,566,428

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

28.4.           Capital management

The Company uses alternative sources of capital to meet its operational requirements and to ensure that its capital structure takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term loans. The following table shows financial leverage as of March 31, 2017 and December 31, 2016:

	Consolidated
	3/31/2017	12/31/2016
Total loans and financing	6,090,706	6,379,220
(-) Cash and cash equivalents	(386,110)	(562,207)
(-) Short-term investments	(121,762)	(431,233)
(-) Restricted cash	(186,639)	(168,769)
A - Net debt	5,396,195	5,217,011
B – Total equity (deficit)	(3,286,178)	(3,356,751)
C = (B + A) - Total capital	2,110,017	1,860,260

28.5.           Sensitivity analysis of financial instruments

The sensitivity analysis of financial instruments has been prepared in accordance with CVM Instruction 475/08 in order to estimate the impact on fair value of financial instruments traded by the Company in three scenarios for each risk variable: the most likely scenario in the Company's assessment (which is levels of demand remaining unchanged); a 25% deterioration (possible adverse scenario) in the risk variable; a 50% deterioration (remote adverse scenario).

The estimates shown do not necessarily reflect amounts to be stated in the next quarterly reports. The use of different methodologies may have a material effect on estimates.

The tables below show sensitivity analyses for exposure to foreign currency exchange rates, outstanding derivatives positions and interest rate variations as of March 31, 2017 for market risks that management believes are material. The positive amounts shown are net asset exposures (assets greater than liabilities) while negative values shown are net liability exposures (liabilities greater than assets).

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Parent Company

a)   Currency risk

As of March 31, 2017, the Company had a net foreign exchange exposure of R$2,942,718. On the same date, the Company adopted this amount and the R$3.1684/US$ closing rate of the month announced by the Central Bank of Brazil as probable scenario, as shown below:

	Exchange rate	Liabilities, net
As of March 31, 2017	3.1684	(2,942,718)
Dollar depreciation (-50%)	1.5842	(1,471,359)
Dollar depreciation (-25%)	2.3763	(2,207,039)
Dollar appreciation (+25%)	3.9605	(3,678,398)
Dollar appreciation (+50%)	4.7526	(4,414,077)

Consolidated

a)   Fuel risk

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contract crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with aircraft fuel prices.

As of March 31, 2017, the Company and its subsidiaries had no derivative fuel option contracts.

b)   Currency risk

As of March 31, 2017, the Company had no U.S. dollar derivative contracts, and had a net foreign exchange exposure of R$4,150,069. On the same date, the Company adopted this amount and the R$3.1684/US$ closing rate of the month announced by the Central Bank of Brazil as probable scenario, as shown below:

	Exchange rate	Liabilities, net
As of March 31, 2017	3.1684	(4,150,069)
Dollar depreciation (-50%)	1.5842	(2,075,034)
Dollar depreciation (-25%)	2.3763	(3,112,551)
Dollar appreciation (+25%)	3.9605	(5,187,585)
Dollar appreciation (+50%)	4.7526	(6,225,102)

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

c)   Interest-rate risk

As of March 31, 2017, the Company held financial investments and debt with different types of rates and position in LIBOR derivatives. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on March 31, 2017 (see Note 17) that were exposed to fluctuations in interest rates, as the scenarios below show:

	Financial debt net of short-term investments*		Derivatives
Risk	Increase in the CDI rate	Decrease in the LIBOR rate	Decrease in the LIBOR rate
Reference rates	12.13%	2.32%	2.32%
Exposure amount (probable scenario)**	(738,512)	(148,429)	(59,915)
Possible adverse scenario (+25%)	(114,197)	(22,506)	(13,457)
Remote adverse scenario (+50%)	(137,037)	(27,007)	(28,803)

 (*) Total invested and raised in the financial market at the CDI rate. A negative amount means more funding than investment.

(**) Accounting balances recorded on March 31, 2017.

Fair value measurement of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

•       Level 1: Fair value measurements obtained from prices quoted (not adjusted) in identical active or passive markets;

•       Level 2: Fair value measurements obtained through variables other than the price quotes included in Level 1 that are observable for the asset or liability, either directly (such as prices) or indirectly (derived from prices); and

•       Level 3: Fair value measurements obtained by using valuation methods that include the asset or liability but are not based on observable market data (unobservable data).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their respective classifications of valuation methods as of March 31, 2017 and December 31, 2016:

Notes to the quarterly information (ITR) March 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	3/31/2017		12/31/2016
	Book value	Other significant observable factors (Level 2)	Book value	Other significant observable factors (Level 2)
Cash and cash equivalents	386,110	386,110	308,548	308,548
Short-term investments	121,762	121,762	121,491	121,491
Restricted cash	186,639	186,639	168,769	168,769
Rights on derivative transactions	-	-	3,817	3,817
Obligations on derivative transactions	(59,915)	(59,915)	(89,211)	(89,211)

29.Insurance

As of March 31, 2017, insurance coverage, by nature, for the aircraft fleet and in relation to maximum indemnifiable amounts denominated in U.S. dollars is as follows:

Aviation	In Brazilian Reais	In U.S. dollars
Guarantee - hull/war	11,976,552	3,780,000
Civil liability per event/aircraft (*)	2,376,300	750,000
Inventories (local) (*)	665,364	210,000

(*)   Amounts per event and annual aggregate.

Under Law 10744 of October 9, 2003, the Brazilian government will cover any civil-liability expenses to third parties caused by acts of war or terrorism in Brazil or elsewhere up to a total of the equivalent of US$1,000,000,000 in Brazilian Reais as of September 10, 2001, through which GLA may be subject to claims.

30.Subsequent events

In April 2017, the subsidiary Smiles renewed its partnership with Bradesco and Banco do Brasil to issue credit cards with the Smiles brand (co-branded). This partnership has a 10-year term and aims at strengthening the company’s strategic positioning in the customer loyalty market.

On April 3, 2017, the Company amortized US$55.9 million (R$177.2 million) of the Senior Bonds I balance at a rate of 7.5% p.a., maturing on April 3, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.